FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2004

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ENERSIS ANNOUNCES CONSOLIDATED RESULTS FOR THE FIRST HALF ENDED JUNE 30, 2004

Highlights for the Period
[All figures in Chilean Pesos]

  Operating Income increased 12.2%, reaching $330,638 million.

  Operating Revenues increased 12.9% or $163,259 million.

  Non Operating Income improved 26.2%, from a loss of $ 218,239 down to a loss of $160,959 million.

  Net Financial Income (Expenses) improved by $18,515 million, or 10.9% primarily due to lower indebtedness.

  Physical sales in the generation business increased by 6.4% from 24,638 GWh to 26,223 GWh.

  Physical sales in the distribution business increased by 5.5% from 24,479 GWh to 25,827 GWh. This trend in sales mainly explained by a higher consumption of electricity related to a recovered economic activity.

  Our clients base increased in 415,340 new clients, which is equivalent to add a new mid size distribution company in one year.

  Labor productivity increased by 6.4%, from 1,407 to 1,497 clients per employee.

  Net Income reached a profit of $13,774 million. This means a reduction of $26,350 million from the same period 2003. It is important to consider that profits as of June 2003 considered profits on the sale of Rio Maipo, Canutillar and Infraestructura 2000. Additionally, this decrease in profits was related to higher Income Tax, higher Minority Interest and lower Negative Goodwill Amortization.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 1

PRESS RELEASE First Half 2004 – Market Information

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 2

PRESS RELEASE First Half 2004 – Market Information

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 3

PRESS RELEASE First Half 2004 – Market Information

General Information

( Santiago , Chile , July 28, 2004) Enersis (NYSE: ENI), announced today consolidated financial results for the first half, ended June 30, 2004. All figures are in both, US $ and Ch$, and in accordance to Chilean Generally Accepted Accounting Principles (GAAP) as shown in the standardized form required by Chilean authorities (FECU). Variations refer to June 30, 2003, and figures have been adjusted by the CPI variation between both periods, equal to 0.6%.

For the purpose of converting Chilean pesos (Ch$) into US dollars (US$), we have used the exchange rate prevailing as of June 30, 2004, equal to US$ 1 = Ch$ 636.30, which compared to the exchange rate of US$ 1 = Ch$ 699.12, represents a Chilean peso appreciation of 9.0%.

The consolidation includes the following investment vehicles and companies,
a) In Chile : Endesa Chile (NYSE: EOC), Chilectra, Synapsis, CAM Ltd. and Inm. Manso de Velasco.
b) Outside Chile: Distrilima (Peru), Cerj and Investluz (Brazil), Edesur (Argentina), Luz de Bogotá (Colombia) and Enersis Internacional.

In the following pages you will find a detailed analysis of Financial Statements, explanation for most of variations, and comments about the main items of Income Statement and Cash Flow Statement compared to the information booked as of June 30, 2003.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 4

PRESS RELEASE First Half 2004 – Market Information

Simplified Organizational Structure

ENDESA CHILE S.A.
ENERSIS S.A.
CHILECTRA S.A.
Chile
Brasil
Colombia
Argentina
Grand Caym
Panama
Perú
España

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 5

PRESS RELEASE First Half 2004 – Market Information

Market Information

Equity Market

The recovery in demand for electricity in the majority of the areas under concession is reflected in a sustained growth in the liquidity of the Enersis shares, both on the local market and on the New York Stock Exchange through the ADRs.

The improved liquidity mentioned above also explains why it is our shares that reflect the greatest sensitivity of the decisions of investors in the face of market uncertainty. Thus, for example, when investors perceive an opportunity that motivate them to increase their regional or local exposure, they demand instruments like our shares that have the attribute of liquidity. It is worth mentioning, that since January 2004, Enersis local stock represents 22.4% of the IPSA Index, being the largest stock in this national index.

On the last 12 months, the stock price has raised over 7.5%, from Ch$69.75 to Ch$74.50.

Source: Bloomberg

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 6

PRESS RELEASE First Half 2004 – Market Information

On the last 12 months, the ADR price has raised over 21%, from US$ 4.94 to US$ 5.83, compared with the 10% variation of the Dow Jones for the same period.

On the last 12 months, the Enersis unit price has raised almost 10%, from € 4.42 to € 4.80.

Source: Bloomberg

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 7

PRESS RELEASE First Half 2004 – Market Information

Market Perception

The latest research published on Enersis shows the following target prices for the ADR.

Table 1

Publication Date	Company	Main Analyst	Target Price US$ (*)	Recommendation

July 20, 2004	Larrain Vial	Jorge Astaburuaga	6.40	Market Weight
June 28, 2004	Bear Stearns	Rowe Michels	8.30	Peer Perform
June 01, 2004	Credit Suisse	Emerson Leite	8.00	Outperform
May 03, 2004	Raymond James	Ricardo Cavanagh	8.00	Buy
April 30, 2004	UBS	Gustavo Gattass	5.55	Reduce
April 29, 2004	ING	Ricardo Fernandez	11.50	Strong Buy
April 29, 2004	Merrill Lynch	Frank McGann	8.80	Buy
April 29, 2004	BBVA	Mariela Iturriaga	6.71	Hold

ADR average target price (US$)			7.91

Debt Market

The following chart suggests that the risk perception of the bondholders has improved after the uncertainty produced by the gas crisis abated, returning to levels similar to those observed towards the end of 2003. This reflects the confidence of the holders of this debt in Enersis' capacity to pay, in time and form, the commitments assumed.

Enersis Yankee Bonds

% of Par Value

Source: Bloomberg

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 8

PRESS RELEASE First Half 2004 – Market Information

Risk Rating Classification

International risk rating classification:

Standard & Poor's:	BBB- / Stable
Fitch:	BBB- / Stable
Moody's:	Ba2 / Stable

Local risk rating classification:

Feller Rate:	A+ / Stable
Fitch:	A / Stable
Humphrey's:	BBB / Stable

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 9

PRESS RELEASE First Half 2004 – Consolidated Income Statement

Consolidated Income Statement

Under Chilean GAAP, million Ch$

Table 2

CONS. INCOME STATEMENT - (million Ch$)	6M 04	6M 03	Var 04-03	Chg %

Revenues from Generation	536,991	476,350	60,641	12.7%
Revenues from Distribution	971,017	867,138	103,879	12.0%
Revenues from Other Businesses	78,464	84,350	(5,886)	(7.0%)
Consolidation Adjustments	(158,016)	(162,641)	4,625	2.8%

Operating Revenues	1,428,456	1,265,197	163,259	12.9%

Op. Costs from Generation	(325,123)	(280,726)	(44,397)	(15.8%)
Op. Costs from Distribution	(760,770)	(683,914)	(76,856)	(11.2%)
Op.Costs from Other Businesses	(62,114)	(64,462)	2,348	3.6%
Consolidation Adjustments	145,074	148,949	(3,875)	(2.6%)

Operating Costs	(1,002,933)	(880,153)	(122,780)	(13.9%)

Operating Margin	425,523	385,044	40,479	10.5%

SG&A from Generation	(22,367)	(15,390)	(6,977)	(45.3%)
SG&A from Distribution	(71,507)	(73,203)	1,696	2.3%
SG&A from Other Businesses	(15,065)	(15,269)	204	1.3%
Consolidation Adjustments	14,054	13,605	449	3.3%

Selling and Administrative Expenses	(94,885)	(90,257)	(4,628)	(5.1%)

Operating Income	330,638	294,787	35,851	12.2%

Interest Income	35,820	38,648	(2,828)	(7.3%)
Interest Expense	(186,940)	(208,283)	21,343	10.2%
Net Financial Income (Expenses)	(151,120)	(169,635)	18,515	10.9%
Equity Gains from Related Companies	16,097	20,365	(4,268)	(21.0%)
Equity Losses from Related Companies	(2)	(279)	277	99.3%
Net Income from Related Companies	16,095	20,086	(3,991)	(19.9%)
Other Non Operating Income	50,915	133,989	(83,074)	(62.0%)
Other Non Operating Expenses	(63,520)	(175,852)	112,332	63.9%
Net other Non Operating Income (Expense)	(12,605)	(41,864)	29,259	69.9%
Price Level Restatement	1,749	(8,101)	9,850	121.6%
Foreign Exchange Effect	11,850	8,359	3,491	41.8%
Net of Monetary Exposure	13,599	258	13,341	-
Positive Goodwill Amortization	(26,928)	(27,084)	156	0.6%

Non Operating Income	(160,959)	(218,239)	57,280	26.2%

Net Inc b. Taxes, Min Int and Neg Goodwill Amort.	169,679	76,548	93,131	121.7%

Extraordinary Items	-	-	-	-
Income Tax	(112,164)	(57,849)	(54,315)	(93.9%)
Minority Interest	(53,195)	(22,727)	(30,468)	(134.1%)
Negative Goodwill Amortization	9,454	44,152	(34,698)	(78.6%)

NET INCOME	13,774	40,124	(26,350)	(65.7%)

R.A.I.I.D.A.I.E.	606,763	590,091	16,672	2.8%

RAIIDAIE: Net income before taxes, interest, depreciation, amortization and extraordinary items (as defined by local SEC).

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 10

PRESS RELEASE First Half 2004 – Consolidated Income Statement

Under Chilean GAAP, thousand US$

Table 2.1

CONS. INCOME STATEMENT - (thousand US$)	6M 04	6M 03	Var 04-03	Chg %

Revenues from Generation	843,927	748,625	95,302	12.7%
Revenues from Distribution	1,526,036	1,362,782	163,254	12.0%
Revenues from Other Businesses	123,313	132,563	(9,250)	(7.0%)
Consolidation Adjustments	(248,336)	(255,604)	7,268	2.8%

Operating Revenues	2,244,941	1,988,366	256,575	12.9%

Op. Costs from Generation	(510,959)	(441,185)	(69,774)	(15.8%)
Op. Costs from Distribution	(1,195,615)	(1,074,829)	(120,786)	(11.2%)
Op.Costs from Other Businesses	(97,617)	(101,308)	3,691	3.6%
Consolidation Adjustments	227,996	234,086	(6,090)	(2.6%)

Operating Costs	(1,576,195)	(1,383,236)	(192,959)	(13.9%)

Operating Margin	668,746	605,130	63,616	10.5%

SG&A from Generation	(35,152)	(24,187)	(10,965)	(45.3%)
SG&A from Distribution	(112,379)	(115,045)	2,666	2.3%
SG&A from Other Businesses	(23,676)	(23,997)	321	1.3%
Consolidation Adjustments	22,087	21,381	706	3.3%

Selling and Administrative Expenses	(149,120)	(141,847)	(7,273)	(5.1%)

Operating Income	519,626	463,283	56,343	12.2%

Interest Income	56,294	60,738	(4,444)	(7.3%)
Interest Expense	(293,793)	(327,334)	33,541	10.2%
Net Financial Income (Expenses)	(237,498)	(266,596)	29,098	10.9%
Equity Gains from Related Companies	25,298	32,005	(6,707)	(21.0%)
Equity Losses from Related Companies	(3)	(438)	435	99.3%
Net Income from Related Companies	25,295	31,567	(6,272)	(19.9%)
Other Non Operating Income	80,017	210,575	(130,558)	(62.0%)
Other Non Operating Expenses	(99,827)	(276,367)	176,540	63.9%
Net other Non Operating Income (Expenses)	(19,810)	(65,793)	45,983	69.9%
Price Level Restatement	2,748	(12,731)	15,479	121.6%
Foreign Exchange Effect	18,623	13,137	5,486	41.8%
Net of Monetary Exposure	21,372	406	20,966	-
Positive Goodwill Amortization	(42,320)	(42,565)	245	0.6%

Non Operating Income	(252,961)	(342,981)	90,020	26.2%

Net Inc b. Taxes, Min Int and Neg Goodwill Amort.	266,665	120,302	146,363	121.7%

Extraordinary Items	-	-	-	-
Income Tax	(176,275)	(90,915)	(85,360)	(93.9%)
Minority Interest	(83,600)	(35,717)	(47,883)	(134.1%)
Negative Goodwill Amortization	14,858	69,388	(54,530)	(78.6%)

NET INCOME	21,647	63,058	(41,411)	(65.7%)

R.A.I.I.D.A.I.E.	953,580	927,379	26,201	2.8%

RAIIDAIE: Net income before taxes, interest, depreciation, amortization and extraordinary items (as defined by local SEC).

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 11

PRESS RELEASE First Half 2004 – Consolidated Income Statement Analysis

Consolidated Income Statement Analysis
(As seen in the FECU)

Net Income

As of June 30, 2004, the Company registered a Net Income of $13.774 million which, compared to the $40.124 million as of the same date last year, reflects a decrease of $26.350 million. This variation is explained as follows:

Operating Income

Activities of Enersis are developed through subsidiaries in 5 different countries where the Company operates. Core business of the Company are Generation and Distribution of electricity.

Table 3

	6M 04				6M 03

Million Ch$	Operating Revenues	Operating Costs	SG&Amp;A	Operating Income	Operating Revenues	Operating Costs	SG&Amp;A	Operating Income

Endesa S.A.	547,592	(334,000)	(22,889)	190,703	488,341	(290,513)	(15,911)	181,917
Chilectra S.A.	209,163	(147,435)	(17,258)	44,470	207,554	(145,569)	(14,598)	47,387
Edesur S.A.	117,056	(99,821)	(15,140)	2,095	104,839	(92,796)	(15,909)	(3,866)
Distrilima (Edelnor)	97,191	(73,218)	(8,811)	15,162	104,962	(78,251)	(9,553)	17,158
Cerj	205,220	(169,286)	(8,767)	27,167	183,284	(150,607)	(5,426)	27,251
Investluz (Coelce)	143,139	(122,193)	(16,891)	4,055	112,345	(81,023)	(15,128)	16,194
Luz de Bogotá (Codensa S.A.)	199,248	(148,816)	(4,639)	45,793	154,153	(135,667)	(12,584)	5,902
CAM Ltda.	42,120	(35,353)	(2,871)	3,896	43,261	(34,111)	(3,394)	5,756
Inmobiliaria Manso de Velasco Ltda.	2,618	(2,400)	(931)	(713)	5,011	(5,058)	(696)	(743)
Synapsis Soluciones y Servicios IT Ltda.	20,938	(14,924)	(3,363)	2,651	21,885	(14,936)	(3,216)	3,733
Enersis Holding and other investment vehicles	2,187	(561)	(7,379)	(5,753)	2,203	(570)	(7,446)	(5,813)
Consolidation Adjustments	(158,016)	145,074	14,054	1,112	(162,641)	148,948	13,604	(89)

Total Consolidation	1,428,456	(1,002,933)	(94,885)	330,638	1,265,197	(880,153)	(90,257)	294,787

Table 3.1

	6M 04				6M 03

Thousand US$	Operating Revenues	Operating Costs	SG&Amp;A	Operating Income	Operating Revenues	Operating Costs	SG&Amp;A	Operating Income

Endesa S.A.	860,588	(524,909)	(35,972)	299,707	767,470	(456,567)	(25,006)	285,898
Chilectra S.A.	328,718	(231,708)	(27,123)	69,887	326,188	(228,775)	(22,943)	74,471
Edesur S.A.	183,963	(156,877)	(23,794)	3,292	164,764	(145,837)	(25,003)	(6,076)
Distrilima (Edelnor)	152,745	(115,069)	(13,847)	23,829	164,956	(122,979)	(15,014)	26,964
Cerj	322,521	(266,047)	(13,778)	42,696	288,046	(236,691)	(8,528)	42,827
Investluz (Coelce)	224,955	(192,037)	(26,546)	6,372	176,560	(127,335)	(23,774)	25,450
Luz de Bogotá (Codensa S.A.)	313,135	(233,878)	(7,291)	71,966	242,265	(213,212)	(19,777)	9,277
CAM Ltda.	66,195	(55,560)	(4,512)	6,124	67,989	(53,608)	(5,334)	9,047
Inmobiliaria Manso de Velasco Ltda.	4,115	(3,772)	(1,463)	(1,120)	7,875	(7,949)	(1,093)	(1,167)
Synapsis Soluciones y Servicios IT Ltda.	32,906	(23,454)	(5,286)	4,167	34,394	(23,473)	(5,054)	5,867
Enersis Holding and other investment vehicles	3,438	(881)	(11,597)	(9,041)	3,462	(896)	(11,702)	(9,136)
Consolidation Adjustments	(248,335)	227,997	22,087	1,748	(255,604)	234,085	21,380	(139)

Total Consolidation	2,244,942	(1,576,194)	(149,122)	519,627	1,988,366	(1,383,235)	(141,847)	463,284

The company's Operating Income for the first half of this year amounted to $330.638 million, an increase of $35.851 million or 12.2% with respect to June, 2003. This increase is due principally to the important rise in the Operating Income of the Distribution and Generating subsidiaries in Colombia and Argentina ..

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 12

PRESS RELEASE First Half 2004 – Consolidated Income Statement Analysis

If we segregate the effects of the revaluation of the Chilean Peso against the US Dollar, rising in value by 9.0% between June 30, 2003 and June 30, 2004, from $699.12 to $636.30, respectively, the increase in the Operating Income would be 18.2%.

Non Operating Income

The non-operating result of the company improved by 26.2%, or $57,280 million from a loss of $218,239 million as of June 30, 2003 to a loss of $160,959 million as of June 30 of this year.

Financial expenses net of financial income decreased by 10.9% or $18,515 million, from a net expense of $169,635 million in June 2003 to a net expense of $151,120 million this year. The decrease in expenses is mainly due to a reduction in debt.

The Income from investments in related companies reflect a decrease of 19.9% or $3,991 million from a profit of $20,086 million in the first half of 2003 to a profit of $16,095 million as of June 2004. This was due fundamentally to the lower results registered in the related companies, CIEN and Gasatacama; in CIEN due to the impact of the renegotiation of the contracts with Copel and in Gasatacama, due to the higher costs of utilizing alternative fuels in view of the restrictions on gas from Argentina.

The amortization of positive goodwill remained at the same level and did not have any significant variations. This amounted to $26,928 million, a reduction of 0.6%. The reduced amortization is due to the effect of the exchange rate of the Chilean Peso on the foreign subsidiaries controlled in US Dollars and have a positive goodwill.

Other net non-operating income and expenses rose by $29,259 million from a loss of $41,864 million in June 2003 to a loss of $12,605 million in June 2004. The principal reasons that explain this variation in results are the following:

  Reduction of $68,832 million in losses caused by the adjustment on the conversion to Chilean norms following the application of Technical Bulletin Nº 64, principally on the subsidiaries in Brazil and Argentina. This was mainly due to the revaluation of the Brazilian Real and the Argentine Peso against the US Dollar during the year 2003 and its impact on the structure of monetary assets and liabilities.

  Reduction of $22,474 million in provisions on contingencies and lawsuits.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 13

PRESS RELEASE First Half 2004 – Consolidated Income Statement Analysis

  Reduction of $10,232 million in Pension Plans and UFIR Brazil Taxes.

  Indemnity for $8,111 million received by Edesur from Alstom-Pirelli on the case involving the Azopardo sub-station.

  Reduction of $5,089 million in losses from adjustments to PEV (equity income) of investments in related companies.

  Increase of $2,149 million in net income from recalculation of CDEC-SING power.

The above was partially compensated by the following:

  Reduction of $74,270 million in profits from sales of investments.

  Increase of $4,908 million in Heritage Tax in Colombia that corresponds to 1.2% applicable to all companies based in Colombia.

Price-level restatement and exchange differences show an increase of $13,341 million with respect to the first half of the previous year, rising from a profit of $258 million as of June 30, 2003 to a profit of $13,599 million in this semester. This is principally the result of the effects of the nominal devaluation of 7.2% of the Chilean Peso against the US Dollar as of June 30, 2004 as compared to the revaluation of 2.7% of the Chilean Peso as of the same date of the previous year. These effects were compensated to a large degree by exchange insurance maintained by the company.

Income Tax and Deferred Taxes. As of June 30, 2004 the company shows an increase of $54,315 million with respect to the same period of the previous year, rising from $57,849 million ($77,106 million in Income Tax Expenses and $19,257 in profits on deferred taxes) in June, 2003 to an expense of $112,164 million ($65,516 million in Income Tax Expenses and $46,648 million in losses on deferred taxes) in this semester.

Income Tax expense variation

Miliion Ch$	Jun-03	Jun-04	Var 04-03

Income Tax	(77,106)	(65,516)	11,59
Deferred Income Tax	19,25	(46,648)	(65,905)

Total	(57,849)	(112,164)	(54,315)

Income Tax expense variation

Thousand US$	Jun-03	Jun-04	Var 04-03

Income Tax	(121,179)	(102,963)	18,216
Deferred Income	30,264	(73,312)	(103,576)

Total	(90.915)	(176.275)	(85.360)

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 14

PRESS RELEASE First Half 2004 – Consolidated Income Statement Analysis

The $11,590 million of lower income tax are related to the fact that in June 03, Enersis recognized the effect on the sale of Río Maipo, Canutillar and Infraestructura 2000. Taxes derived from that sales amounted to $ 34,324 million. This figure, was partially compensated by an increase in income tax on the improved taxable results of Chilectra by $5,827 million, and the subsidiaries Codensa and Emgesa in Colombia by $11,373 and $3,963 million, respectively.

With regard to deferred taxes, these show a negative variation of $65,905 million, explained mainly by the generating subsidiaries in Argentina ( Central Costanera and Chocón) for $16,516 and $20,983 million, respectively. This is the outcome of the fact that in June, 2003 the company registered for the first time the effects of tax losses (mainly the devaluation of the Argentine Peso) that the company had as of that date ($15,172 and $14,668 million in profits on deferred taxes). However, as a result of the recovery in the rate of exchange and the improved results of the companies, the tax loss has reduced, reflecting as of June 2004, losses on the reversal of deferred taxes of $1,337 and $6,315 million, respectively. Other significant effects were the increase of $11,017 million in expenses from deferred taxes in Enersis and $8,508 million in Endesa Chile.

The amortization on negative goodwill amounted to $9,454 million which, when compared to the first half of 2003, presents a reduction of $34,698 million. The reduced amortization is explained by the acceleration of the greater added value following the investment in CERJ in January 2003, registered as of June 2003.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 15

PRESS RELEASE First Half 2004 – Consolidated Income Statement Analysis

Evolution Of Key Financial Ratios

Table 4

Indicator	Unit	6M 04	6M 03	Var 04-03	Chg%

Liquidity	Times	1.28	1.20	0.08	6.7%
Acid ratio test *	Times	1.18	1.15	0.03	2.6%
Working capital	million Ch$	308,978	319,342	(10,364)	(3.2%)
Working capital	thousands US$	485,585	501,873	(16,288)	(3.2%)
Leverage **	Times	0.82	0.99	(0.17)	17.2%
Short-term debt	%	0.22	0.25	(0.03)	(12.0%)
Long-term debt	%	0.78	0.75	0.03	4.0%
Interest Coverage***	Times	3.24	2.83	0.41	14.5%
EBITDA****	th. US$	850,258	834,670	15,588	1.9%
ROE	%	0.52%	1.59%	(1.07%)	(67.3%)
ROA	%	0.12%	0.31%	(0.19%)	(61.3%)

* Current assets net of inventories and pre-paid expenses
** Using the ratio = Total debt / (equity + minority interest)
***EBITDAEI/Interest expenses = (Earnings before taxes+Fin exp+Net non operating income+depreciation+Positive Goodwill)/Interest expenses
****EBITDA: Operating Income+Depreciation+Amortization

The liquidity ratio as of June 30, 2004 was 1.28, a 6.7% improvement over the ratio as of the same date in the previous year. This reflects a continuing improvement in the financial situation of the company.

The leverage ratio as at June 30, 2004 was 0.82 times, reflecting an improvement of 17.2% with respect to the same period of 2003. This reduction is due principally to the increase in capital during the second preferential option period in December 2003 and to the effect of the exchange rate, given that a large part of the debt is indexed to the dollar.

On the other hand, return on equity was 0.52%. As of the same date in the previous year, this was 1.59%. This reduction in yield is produced by the fall in profits with respect to the previous year and to an increase in equity as of June 2004.

Return on assets rose from 0.31% in June 2003 to 0.12% in June 2004. This is basically due to the results for the period and the reduction in total assets.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 16

PRESS RELEASE First Half 2004 – Consolidated Balance Sheet

Consolidated Balance Sheet

Assets Under Chilean GAAP, Million Ch$

Table 5

ASSETS - (million Ch$)	6M 04	6M 03	Var 04-03	Chg %

CURRENT ASSETS
Cash	55,062	365,440	(310,378)	(84.9%)
Time deposits	319,938	345,742	(25,804)	(7.5%)
Marketable securities	13,655	12,898	757	5.9%
Accounts receivable	532,824	525,941	6,883	1.3%
Notes receivable	3,314	5,046	(1,732)	(34.3%)
Other accounts receivable	45,451	105,490	(60,039)	(56.9%)
Amounts due from related companies	146,342	193,438	(47,096)	(24.3%)
Inventories	74,255	58,528	15,727	26.9%
Income taxes to be recovered	92,715	76,735	15,980	20.8%
Prepaid expenses	34,438	20,098	14,340	71.3%
Deferred income taxes	56,970	50,124	6,846	13.7%
Other current assets	25,135	114,448	(89,313)	(78.0%)
Net of long-term leasing contracts	-	-	-	-
Net of assets for leasing	-	-	-	-

Total currrent assets	1,400,099	1,873,927	(473,828)	(25.3%)

PROPERTY, PLANT AND EQUIPMENT
Property	121,342	127,431	(6,089)	(4.8%)
Buildings and infraestructure	10,671,817	11,134,639	(462,822)	(4.2%)
Plant and equipment	1,897,252	2,060,865	(163,613)	(7.9%)
Other assets	335,745	440,030	(104,285)	(23.7%)
Technical re-appraisal	661,961	728,339	(66,378)	(9.1%)
Sub - Total	13,688,119	14,491,304	(803,185)	(5.5%)
Accumulated depreciation	(5,251,006)	(5,200,645)	(50,361)	(1.0%)

Total property, plant and equipment	8,437,113	9,290,659	(853,546)	(9.2%)

OTHER ASSETS
Investments in related companies	202,060	207,861	(5,801)	(2.8%)
Investments in other companies	142,854	157,765	(14,911)	(9.5%)
Positive goodwill	764,017	820,537	(56,520)	(6.9%)
Negative goodwill	(75,443)	(83,724)	8,281	9.9%
Long-term receivables	111,867	154,556	(42,689)	(27.6%)
Amounts due from related companies	717	3,061	(2,344)	(76.6%)
Deferred income taxes	-	-	-	-
Intangibles	86,537	89,484	(2,947)	(3.3%)
Accumulated amortization	(44,756)	(42,312)	(2,444)	(5.8%)
Others	178,498	272,332	(93,834)	(34.5%)
Net of long-term leasing contracts	-	-	-	-

Total other assets	1,366,351	1,579,562	(213,211)	(13.5%)

TOTAL ASSETS	11,203,563	12,744,148	(1,540,585)	(12.1%)

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 17

PRESS RELEASE First Half 2004 – Consolidated Balance Sheet

Assets Under Chilean GAAP, Thousand US $

Table 5.1

ASSETS - (thousand US$)	6M 04	6M 03	Var 04-03	Chg %

CURRENT ASSETS
Cash	86,535	574,321	(487,786)	(84.9%)
Time deposits	502,810	543,362	(40,552)	(7.5%)
Marketable securities	21,460	20,270	1,190	0
Accounts receivable	837,378	826,561	10,817	1.3%
Notes receivable	5,209	7,929	(2,720)	(34.3%)
Other accounts receivable	71,431	165,786	(94,355)	(56.9%)
Amounts due from related companies	229,989	304,005	(74,016)	(24.3%)
Inventories	116,698	91,981	24,717	26.9%
Income taxes to be recovered	145,709	120,596	25,113	20.8%
Prepaid expenses	54,123	31,586	22,537	71.3%
Deferred income taxes	89,533	78,775	10,758	13.7%
Other current assets	39,502	179,865	(140,363)	(78.0%)
Net of long-term leasing contracts	-	-	-	-
Net of assets for leasing	-	-	-	-

Total currrent assets	2,200,376	2,945,038	(744,662)	(25.3%)

PROPERTY, PLANT AND EQUIPMENT
Property	190,700	200,269	(9,569)	(4.8%)
Buildings and infraestructure	16,771,675	17,499,040	(727,365)	(4.2%)
Plant and equipment	2,981,695	3,238,826	(257,131)	(7.9%)
Other assets	527,653	691,545	(163,892)	(23.7%)
Technical re-appraisal	1,040,329	1,144,648	(104,319)	(9.1%)
Sub - Total	21,512,052	22,774,326	(1,262,274)	(5.5%)
Accumulated depreciation	(8,252,406)	(8,173,259)	(79,147)	(1.0%)

Total property, plant and equipment	13,259,646	14,601,067	(1,341,421)	(9.2%)

OTHER ASSETS
Investments in related companies	317,555	326,672	(9,117)	(2.8%)
Investments in other companies	224,507	247,942	(23,435)	(9.5%)
Positive goodwill	1,200,718	1,289,543	(88,825)	(6.9%)
Negative goodwill	(118,565)	(131,580)	13,015	9.9%
Long-term receivables	175,809	242,899	(67,090)	(27.6%)
Amounts due from related companies	1,127	4,811	(3,684)	(76.6%)
Deferred income taxes	-	-	-	-
Intangibles	136,000	140,632	(4,632)	(3.3%)
Accumulated amortization	(70,338)	(66,496)	(3,842)	(5.8%)
Others	280,525	427,993	(147,468)	(34.5%)
Net of long-term leasing contracts	-	-	-	-

Total other assets	2,147,337	2,482,417	(335,080)	(13.5%)

TOTAL ASSETS	17,607,359	20,028,522	(2,421,163)	(12.1%)

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 18

PRESS RELEASE First Half 2004 – Consolidated Balance Sheet

Liabilities and Shareholders Equity Under Chilean GAAP, Million Ch$

Table 6

LIABILITIES - (million Ch$)	6M 04	6M 03	Var 04-03	Chg %

CURRENT LIABILITIES
Due to banks and financial institutions (short-term)	237,883	327,574	(89,691)	27.4%
Due to banks and fin. institutions (portion of long term)	143,144	160,325	(17,181)	10.7%
Commercial paper equivalent	-	6,311	(6,311)	100.0%
Bonds payable (short-term)	90,316	403,793	(313,477)	77.6%
Long-term liabilities maturing before one year	24,431	35,466	(11,035)	31.1%
Dividends payable	22,909	6,212	16,697	-
Accounts payable	217,910	226,953	(9,043)	4.0%
Notes payable	22,419	31,000	(8,581)	27.7%
Miscellaneous payables	43,041	95,395	(52,354)	54.9%
Accounts payable to related companies	91,648	15,327	76,321	-
Provisions	44,443	77,883	(33,440)	42.9%
Withholdings	60,485	69,357	(8,872)	12.8%
Income tax	32,575	41,899	(9,324)	22.3%
Anticipated income	9,369	14,748	(5,379)	36.5%
Deferred taxes	-	-	-	-
Reinbursable financial contribution	1,897	2,830	(933)	33.0%
Other current liabilities	48,652	53,972	(5,320)	9.9%

Total current liabilities	1,091,121	1,569,045	(477,924)	30.5%

LONG-TERM LIABILITIES
Due to banks and financial institutions	754,648	2,146,124	(1,391,476)	64.8%
Bonds payable	2,588,826	1,987,133	601,693	(30.3%)
Notes payable	160,161	180,380	(20,219)	11.2%
Miscellaneous payables	25,670	20,646	5,024	(24.3%)
Amounts payable to related companies	-	901	(901)	100.0%
Provisions	328,356	326,859	1,497	(0.5%)
Deferred taxes	56,759	29,814	26,945	(90.4%)
Reinbursable financial contribution	7,535	11,722	(4,187)	35.7%
Other long-term liabilities	35,602	74,866	(39,264)	52.4%
			0

Total long-term liabilities	3,957,556	4,778,445	(820,889)	17.2%

Minority interest	3,517,221	3,870,064	(352,843)	(9.1%)

SHAREHOLDERS´ EQUITY
Paid-in capital, no par value	2,227,711	2,099,820	127,891	6.1%
Reserve to equity revaluation	17,822	8,313	9,509	114.4%
Additional paid-in capital-share premium	160,027	166,557	(6,530)	(3.9%)
Other reserves	29,990	35,603	(5,613)	(15.8%)
Total capital and reserves	2,435,550	2,310,292	125,258	5.4%
Future dividends reserve	-	-	-	-
Retained earnings	190,970	177,253	13,717	7.7%
Retained losses	-	-	-	-
Net income	13,774	40,124	(26,350)	(65.7%)
Interim dividends	-	-	-	-
Development subsidaries deficits	(2,629)	(1,075)	(1,554)	144.6%
Total retained earnings	202,114	216,302	(14,188)	(6.6%)

Total shareholder´s equity	2,637,665	2,526,594	111,071	4.4%

TOTAL LIABILITIES AND SHAREHOLDER´S EQUITY	11,203,563	12,744,148	(1,540,585)	(12.1%)

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 19

PRESS RELEASE First Half 2004 – Consolidated Balance Sheet

Liabilities and Shareholders Equity Under Chilean GAAP, Thousand US $

Table 6.1

LIABILITIES - (thousand US$)	6M 04	6M 03	Var 04-03	Chg %

CURRENT LIABILITIES
Due to banks and financial institutions (short-term)	373,854	514,810	(140,956)	27.4%
Due to banks and fin. institutions (portion of long term)	224,964	251,964	(27,000)	10.7%
Commercial paper equivalent	-	9,918	(9,918)	100.0%
Bonds payable (short-term)	141,939	634,595	(492,656)	77.6%
Long-term liabilities maturing before one year	38,396	55,738	(17,342)	31.1%
Dividends payable	36,003	9,763	26,240	-
Accounts payable	342,464	356,676	(14,212)	4.0%
Notes payable	35,233	48,719	(13,486)	27.7%
Miscellaneous payables	67,642	149,921	(82,279)	54.9%
Accounts payable to related companies	144,032	24,088	119,944	-
Provisions	69,845	122,399	(52,554)	42.9%
Withholdings	95,058	109,001	(13,943)	12.8%
Income tax	51,194	65,848	(14,654)	22.3%
Anticipated income	14,724	23,178	(8,454)	36.5%
Deferred taxes	-	-	-	-
Reinbursable financial contribution	2,982	4,448	(1,466)	33.0%
Other current liabilities	76,461	84,822	(8,361)	9.9%

Total current liabilities	1,714,790	2,465,888	(751,098)	30.5%

LONG-TERM LIABILITIES
Due to banks and financial institutions	1,185,993	3,372,818	(2,186,825)	64.8%
Bonds payable	4,068,562	3,122,951	945,611	(30.3%)
Notes payable	251,706	283,482	(31,776)	11.2%
Miscellaneous payables	40,343	32,448	7,895	(24.3%)
Amounts payable to related companies	-	1,416	(1,416)	100.0%
Provisions	516,040	513,687	2,353	(0.5%)
Deferred taxes	89,201	46,855	42,346	(90.4%)
Reinbursable financial contribution	11,842	18,422	(6,580)	35.7%
Other long-term liabilities	55,951	117,658	(61,707)	52.4%

Total long-term liabilities	6,219,638	7,509,736	(1,290,098)	17.2%

Minority interest	5,527,614	6,082,138	(554,524)	(9.1%)

SHAREHOLDERS´ EQUITY
Paid-in capital, no par value	3,501,039	3,300,047	200,992	6.1%
Reserve to equity revaluation	28,008	13,064	14,944	114.4%
Additional paid-in capital-share premium	251,496	261,758	(10,262)	(3.9%)
Other reserves	47,132	55,953	(8,821)	(15.8%)
Total capital and reserves	3,827,676	3,630,822	196,854	5.4%
Future dividends reserve	-	-	-	-
Retained earnings	300,125	278,568	21,557	7.7%
Retained losses	-	-	-	-
Net income	21,647	63,058	(41,411)	(65.7%)
Interim dividends	-	-	-	-
Development subsidaries deficits	(4,132)	(1,689)	(2,443)	144.6%
Total retained earnings	317,640	339,937	(22,297)	(6.6%)

Total shareholder´s equity	4,145,316	3,970,759	174,557	4.4%

TOTAL LIABILITIES AND SHAREHOLDER´S EQUITY	17,607,359	20,028,522	(2,421,163)	(12.1%)

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 20

PRESS RELEASE First Half 2004 – Consolidated Balance Sheet Analysis

Consolidated Balance Sheet Analysis

The Company's total assets reflect a decrease of $1,540,585 million with respect to the same period of the previous year. This is principally due to:

  A decrease of $853,546 million, or 9.2% in Fixed Assets due principally to depreciation of one year (approximately $420,000 million) and to the effect of the exchange rate on the fixed assets of the foreign subsidiaries as a result of the methodology of carrying non-monetary assets in the subsidiaries established in unstable countries in historic US Dollars as required by Technical Bulletin Nº 64.

  Current Assets show a fall of $473,828 million due principally to:

  The reduction of $310,378 million in cash and banks, explained mainly by the fact that as of June 2003, cash had been received in connection with the first period of preferential subscription in the capital increase process.

  The reduction of $89,313 million in other current assets, explained principally by a reduction of $56,041 million in forward contracts, a reduction of $13,100 million in deferred expenses credits, a reduction of $8,560 million in investments in repurchase/sale agreements and a reduction of $7,414 in deposits on obligations.

  The reduction of $60,038 million in sundry debtors due principally to the payment from OHL for $38,091 million for the sale of Infraestructura 2000 and $12,285 million less in advances in Codensa.

  The reduction of $25,803 million in term deposits as a result of the decrease of $213,354 million in deposits in Enersis held in June 2003, partially compensated by increases in deposits of $80,510 and $98,266 million from the generation of cash in the Colombian companies, Emgesa and Luz de Bogotá, respectively.

  The reduction of $47,096 million in short term accounts receivable from related companies, explained basically by the receipt of payment of the Atacama Finance loan for $22,674 million and by the effect of the exchange rate on the loan in dollars.

  The increase of $15,980 million in Tax Receivable principally for Elesur for $46,429 million, partially compensated by reductions of $16,223 million in Coelce, $7,529 million in Enersis, $7,561 million in Endesa and $6,803 million in Chilectra.

  Other Long Term Assets show a decrease of $213,211 million, explained mainly as follows:

  A reduction of $56,520 million in the positive goodwill that corresponds mainly to the amortization of a whole year of approximately $53,000 million. The difference is the result of the exchange rate in Chile , for that positive goodwill in the subsidiaries controlled in dollars.

  A reduction of $93,834 million in other long term assets, due to the decrease of $66,710 million in deferred commissions and expenses on loans, reduction of $34,987 million in the effects of the valuation to a Fair Price of the derivatives and a reduction of $10,069 million in post-retirement benefits, compensated in part by an increase of $8,747 million in the expenses and discounts on bonds.

  A reduction of $42,689 million in long term debtors produced principally by a decrease in Cerj and Coelce as a result of the return of the regulatory asset.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 21

PRESS RELEASE First Half 2004 – Consolidated Balance Sheet Analysis

Total borrowings of the Company reflect a reduction of $1,540,585 million with respect to the same period of the previous year, due principally to:

Current Liabilities show a decrease of $477,924 million or 30.5%. This is explained mainly by the reduction of $313,477 million in obligations with the public (bonds), principally due to the payment of the Euro Bonds for € 400 million, the reduction of $89,691 million in short term obligations with banks as a result of the prepayment of loans for $66,377 million by Edesur and $45,942 million by Luz de Bogotá. There were also decreases of $33,440 million in provisions, $17,180 million in the short term portion of long term obligations with banks after paying off debt and $52,354 million in sundry creditors, partially compensated by an increase of $76,320 million in accounts payable to related companies.

Long Term Liabilities fell by $820,889 million or 17.2% as a result of the decrease of $1,391,476 million in obligations with banks due to the prepayment of credits and the refinancing of debt by means of a bond issue, a decrease of $39,264 million in other long term liabilities and the reduction of $20,219 million in bills payable, partially compensated by the increase of $601,692 million in obligations to the public in order to prepay bank debt.

Minority Interest fell by $352,843 million due to the increase in the participations in Cerj and Central Costanera and, in addition, to the reduction to the investments in the foreign subsidiaries controlled in dollars in accordance with Technical Bulletin Nº 64.

With regard to Equity , we should point out that this increased by $111,071 million with respect to June 30, 2003. This variation is explained principally by the shares underwritten in respect of the capital increase during the second preferential option period in the month of December and by the capitalization of the B1 and B2 bond series.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 22

PRESS RELEASE First Half 2004 – Consolidated Balance Sheet Analysis

Financial Debt Maturity with Third Parties, Million Ch$

Table 7

	FINANCIAL DEBT MATURITY							TOTAL

Million Ch$	2004	2005	2006	2007	2008	2009	Balance
Chile	33,251	75,284	493,087	316,288	357,447	408,822	1,120,117	2,804,298

Enersis	68	141	265,920	75,739	75,825	1,592	406,328	825,612
Chilectra	6,131	-	-	21,985	-	-	-	28,116
Otras	14,640	52,935	113,015	44,118	11,028	1,098	462	237,296
Endesa	12,413	22,208	114,153	174,447	270,595	406,132	713,327	1,713,274

Argentina	38,263	77,834	62,332	24,782	13,355	13,355	25,719	255,640

Edesur	22,605	39,001	29,299	4,136	-	-	-	95,040
Costanera	15,658	38,834	33,033	20,646	13,355	13,355	25,719	160,599

Perú	30,640	45,050	79,565	48,912	14,661	13,694	20,261	252,782

Edelnor	17,227	-	32,988	10,734	5,498	7,331	14,661	88,439
Edegel	13,413	45,050	46,577	38,178	9,163	6,363	5,599	164,344

Brasil	100,234	40,665	27,127	38,221	30,216	16,692	57,597	310,752

Coelce	37,118	18,285	10,318	11,594	21,525	9,347	44,975	153,163
Cerj	62,514	20,900	14,866	24,079	7,602	7,345	12,622	149,928
Cachoeira	602	1,480	1,942	2,549	1,089	-	-	7,661

Colombia	34,868	15,201	53,701	19,406	-	85,572	106,066	314,815

Codensa	-	-	-	-	-	11,785	106,066	117,852
Emgesa	34,868	1,452	39,952	5,657	-	73,787	-	155,715
Betania	-	13,749	13,749	13,749	-	-	-	41,248

TOTAL	237,257	254,035	715,812	447,610	415,679	538,134	1,329,760	3,938,287

(*) Includes: IIMV, CAM, Endesa, Chile Internacional, Pangue, Pehuenche, San Isidro, Celta and Tunel El Melon

Financial Debt Maturity with Third Parties, Thousand US $

Table 7.1

	FINANCIAL DEBT MATURITY							TOTAL

Thousand US$	2004	2005	2006	2007	2008	2009	Balance
Chile	52,257	118,316	774,929	497,074	561,759	642,499	1,760,359	4,407,195

Enersis	107	222	417,915	119,030	119,165	2,502	638,579	1,297,519
Chilectra	9,636	-	-	34,552	-	-	-	44,187
Other (*)	23,007	83,193	177,613	69,335	17,331	1,726	726	372,931
Endesa	19,507	34,901	179,400	274,158	425,263	638,272	1,121,055	2,692,557

Argentina	60,134	122,324	97,960	38,947	20,988	20,988	40,419	401,760

Edesur	35,526	61,293	46,045	6,500	-	-	-	149,364
Costanera	24,609	61,030	51,914	32,447	20,988	20,988	40,419	252,396

Perú	48,154	70,800	125,043	76,869	23,041	21,521	31,841	397,269

Edelnor	27,074	-	51,843	16,869	8,641	11,521	23,041	138,989
Edegel	21,080	70,800	73,200	60,000	14,400	10,000	8,800	258,280

Brasil	157,526	63,908	42,632	60,068	47,488	26,233	90,519	488,373

Coelce	58,334	28,737	16,216	18,221	33,829	14,690	70,682	240,708
Cerj	98,246	32,846	23,364	37,842	11,948	11,543	19,837	235,624
Cachoeira	946	2,326	3,052	4,006	1,711	-	-	12,040

Colombia	54,798	23,890	84,396	30,499	-	134,484	166,693	494,759

Codensa	-	-	-	-	-	18,521	166,693	185,214
Emgesa	54,798	2,282	62,788	8,890	-	115,962	-	244,720
Betania	-	21,608	21,608	21,608	-	-	-	64,825

TOTAL	372,869	399,238	1,124,960	703,457	653,275	845,724	2,089,831	6,189,355

(*) Includes: IIMV, CAM, Endesa, Chile Internacional, Pangue, Pehuenche, San Isidro, Celta and Tunel El Melon

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 23

PRESS RELEASE First Half 2004 – Consolidated Cash Flow Analysis

Consolidated Cash Flow

Under Chilean GAAP, million Ch$

Table 8

Million Ch$	6M 04	6M 03	Var 04-03	Chg %

CASH FLOWS ORIGINATED FROM OPERATING ACTIVITIES

Net income (loss) for the year	13,774	40,123	(26,349)	(65.7%)

Profit (losses) from sales of assets:
(Profit) loss on sale of fixed assets	(245)	(82,394)	82,149	99.7%
Charges (credits) which do not represent cash flows:
Depreciation	207,021	231,479	(24,458)	(10.6%)
Amortization of intangibles	3,360	4,835	(1,475)	(30.5%)
Write-offs and accrued expenses	42,084	18,770	23,314	124.2%
Accrued profit from related companies (less)	(16,097)	(20,364)	4,267	21.0%
Accrued losses from related companies	2	279	(277)	(99.3%)
Amortization of positive goodwill	26,928	27,084	(156)	(0.6%)
Amortization of negative goodwill (less)	(9,455)	(44,152)	34,697	78.6%
Net, price-level restatement	(1,749)	8,101	(9,850)	(121.6%)
Net, foreign exchange effect	(11,850)	(8,359)	(3,491)	(41.8%)
Other credits which do not represent cash flow (less)	(16,698)	(11,472)	(5,226)	(45.6%)
Other charges which do not represent cash flow	34,267	93,859	(59,592)	(63.5%)
Assets variations which affect cash flow:
Decrease in receivables accounts	14,618	(121,180)	135,798	112.1%
Decrease (increase) in inventory	(5,562)	515	(6,077)	-
Decrease (increase) in other assets	(4,755)	(15,380)	10,625	69.1%
Liabilities variations which affect cash flow:
(Decreased) increase in payable accounts related to operating income	(28,610)	(51,720)	23,110	44.7%
Increase of payable interest	13,198	6,224	6,974	112.0%
Net increase (decrease) of payable income tax	3,258	10,164	(6,906)	(67.9%)
Increase (decrease) of other payable accounts related to non-operating income	(36,793)	50,024	(86,817)	(173.5%)
Net (decrease) of payable value added tax and other taxes	(11,924)	62,741	(74,665)	(119.0%)
Profit related to minority interest	53,195	22,727	30,468	134.1%

NET POSITIVE CASH FLOW ORIGINATED FROM OP. ACTIVITIES	267,971	221,901	46,070	20.8%

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 24

PRESS RELEASE First Half 2004 – Consolidated Cash Flow Analysis

Cont. Table 8

Million Ch$	6M 04	6M 03	Var 04-03	Chg %

CASH FLOWS ORIGINATED FROM FINANCING ACTIVITIES

Shares issued and suscribed	-	468,418	(468,418)	-
Proceeds from loans hired	500,851	428,944	71,907	16.8%
Proceeds from debt issuance	163,344	32,907	130,437	-
Proceeds from loans obtained from related companies	-	-	-	-
Proceeds from other loans obtained from related companies	-	-	-	-
Other sources of financing	19,868	7,127	12,741	178.8%
Capital paid	(4,047)	(10,012)	5,965	-
Dividends paid	(58,728)	(62,573)	3,845	6.1%
Loans, debt amortization (less)	(743,176)	(465,321)	(277,855)	(59.7%)
Issuance debt amortization (less)	(17,645)	(140,096)	122,451	87.4%
Amortization of loans obtained from related companies	-	(4,503)	4,503	100.0%
Amortization of other loans obtained from related companies	-	-	-	-
Expenses paid related to capital variations (less)	-	-	-	-
Expenses paid related to debt issuance (less)	(1,312)	(99)	(1,213)	-
Other disbursements related to financing (less)	(7,541)	(78,486)	70,945	90.4%

NET (NEGATIVE) CASH FLOW ORIG. FROM FINANCING ACTIVITIES	(148,387)	176,307	(324,694)	(184.2%)

CASH FLOWS ORIGINATED FROM INVESTING ACTIVITIES

Sale of fixed assets	1,275	161,684	(160,409)	(99.2%)
Sale of long-term Investments	2,588	120,674	(118,086)	-
Collection upon other loans to related companies	6,201	7,604	(1,403)	(18.5%)
Other income on investments	38,091	50,231	(12,140)	(24.2%)
Additions to fixed assets (less)	(127,414)	(147,747)	20,333	13.8%
Long-term investments (less)	-	(25)	25	100.0%
Investment in financing instruments	(236)	-	(236)	-
Other loans to related companies (less)	-	(208)	208	100.0%
Other investment disbursements (less)	(1,672)	(7,072)	5,400	76.4%

NET (NEGATIVE) CASH FLOW ORIGINATED FROM INVESTMENT ACTIVITIES	(81,167)	185,140	(266,307)	(143.8%)

NET POSITIVE CASH FLOW FOR THE PERIOD	38,418	583,348	(544,930)	(93.4%)

EFFECT OF PRICE-LEVEL RESTATEMENT UPON CASH AND CASH EQ.	18,285	(54,107)	72,392	133.8%

NET VARIATION OF CASH AND CASH EQUIVALENT	56,703	529,242	(472,539)	(89.3%)

INITIAL BALANCE OF CASH AND CASH EQUIVALENT	333,822	224,967	108,855	48.4%

FINAL BALANCE OF CASH AND CASH EQUIVALENT	390,524	754,208	(363,684)	(48.2%)

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 25

PRESS RELEASE First Half 2004 – Consolidated Cash Flow Analysis

Under Chilean GAAP, Thousand US $

Table 8.1

Thousand US$	6M 04	6M 03	Var 04-03	Chg %

CASH FLOWS ORIGINATED FROM OPERATING ACTIVITIES

Net income (loss) for the year	21,647	63,057	(41,410)	(65.7%)

Profit (losses) from sales of assets:
(Profit) loss on sale of fixed assets	(384)	(129,490)	129,106	99.7%
Charges (credits) which do not represent cash flows:
Depreciation	325,351	363,788	(38,437)	(10.6%)
Amortization of intangibles	5,281	7,598	(2,317)	(30.5%)
Write-offs and accrued expenses	66,139	29,499	36,640	124.2%
Accrued profit from related companies (less)	(25,298)	(32,004)	6,706	21.0%
Accrued losses from related companies	3	438	(435)	(99.3%)
Amortization of positive goodwill	42,320	42,564	(244)	(0.6%)
Amortization of negative goodwill (less)	(14,859)	(69,389)	54,530	78.6%
Net, price-level restatement	(2,748)	12,732	(15,480)	(121.6%)
Net, foreign exchange effect	(18,623)	(13,137)	(5,486)	(41.8%)
Other credits which do not represent cash flow (less)	(26,243)	(18,030)	(8,213)	(45.6%)
Other charges which do not represent cash flow	53,854	147,507	(93,653)	(63.5%)
Assets variations which affect cash flow:
Decrease in receivables accounts	22,974	(190,444)	213,418	112.1%
Decrease (increase) in inventory	(8,741)	809	(9,550)	-
Decrease (increase) in other assets	(7,473)	(24,171)	16,698	69.1%
Liabilities variations which affect cash flow:
(Decreased) increase in payable accounts related to operating income	(44,962)	(81,283)	36,321	44.7%
Increase of payable interest	20,742	9,782	10,960	112.0%
Net increase (decrease) of payable income tax	5,121	15,973	(10,852)	(67.9%)
Increase (decrease) of other payable accounts related to non-operating income	(57,823)	78,618	(136,441)	(173.5%)
Net (decrease) of payable value added tax and other taxes	(18,739)	98,603	(117,342)	(119.0%)
Profit related to minority interest	83,601	35,717	47,884	134.1%

NET POSITIVE CASH FLOW ORIGINATED FROM OP. ACTIVITIES	421,140	348,737	72,403	20.8%

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 26

PRESS RELEASE First Half 2004 – Consolidated Cash Flow Analysis

Cont. Table 8.1

Thousand US$	6M 04	6M 03	Var 04-03	Chg %

CASH FLOWS ORIGINATED FROM FINANCING ACTIVITIES

Shares issued and suscribed	-	736,159	(736,159)	-
Proceeds from loans hired	787,130	674,123	113,007	16.8%
Proceeds from debt issuance	256,709	51,717	204,992	-
Proceeds from loans obtained from related companies	-	-	-	-
Proceeds from other loans obtained from related companies	-	-	-	-
Other sources of financing	31,224	11,200	20,024	178.8%
Capital paid	(6,360)	(15,734)	9,374	-
Dividends paid	(92,296)	(98,339)	6,043	6.1%
Loans, debt amortization (less)	(1,167,965)	(731,292)	(436,673)	(59.7%)
Issuance debt amortization (less)	(27,731)	(220,172)	192,441	87.4%
Amortization of loans obtained from related companies	-	(7,077)	7,077	100.0%
Amortization of other loans obtained from related companies	-	-	-	-
Expenses paid related to capital variations (less)	-	-	-	-
Expenses paid related to debt issuance (less)	(2,062)	(155)	(1,907)	-
Other disbursements related to financing (less)	(11,851)	(123,348)	111,497	90.4%

NET (NEGATIVE) CASH FLOW ORIG. FROM FINANCING ACTIVITIES	(233,202)	277,081	(510,283)	(184.2%)

CASH FLOWS ORIGINATED FROM INVESTING ACTIVITIES

Sale of fixed assets	2,003	254,101	(252,098)	(99.2%)
Sale of long-term Investments	4,067	189,649	(185,582)	-
Collection upon other loans to related companies	9,745	11,951	(2,206)	(18.5%)
Other income on investments	59,863	78,942	(19,079)	(24.2%)
Additions to fixed assets (less)	(200,242)	(232,197)	31,955	13.8%
Long-term investments (less)	-	(40)	40	100.0%
Investment in financing instruments	(370)	-	(370)	-
Other loans to related companies (less)	-	(327)	327	100.0%
Other investment disbursements (less)	(2,627)	(11,115)	8,488	76.4%

NET (NEGATIVE) CASH FLOW ORIGINATED FROM INVESTMENT ACTIVITIES	(127,561)	290,964	(418,525)	(143.8%)

NET POSITIVE CASH FLOW FOR THE PERIOD	60,377	916,782	(856,405)	(93.4%)

EFFECT OF PRICE-LEVEL RESTATEMENT UPON CASH AND CASH EQ.	28,736	(85,033)	113,769	133.8%

NET VARIATION OF CASH AND CASH EQUIVALENT	89,113	831,748	(742,635)	-89.3%

INITIAL BALANCE OF CASH AND CASH EQUIVALENT	524,629	353,555	171,074	48.4%

FINAL BALANCE OF CASH AND CASH EQUIVALENT	613,742	1,185,303	(571,561)	(48.2%)

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 27

PRESS RELEASE First Half 2004 – Consolidated Cash Flow Analysis

Consolidated Cash Flow Analysis

During the period, the company generated a net cash flow of $38,418 million, which is comprised of the following activities:

Table 9

Effective Cash Flow (million Ch$)	6M 04	6M 03	Var 04-03	Chg %

Operating	267,971	221,900	46,071	20.8%
Financing	(148,386)	176,307	(324,693)	184.2%
Investment	(81,167)	185,141	(266,308)	143.8%

Net cash flow of the period	38,418	583,348	(544,930)	(93.4%)

Table 9.1

Effective Cash Flow (thousand US$)	6M 04	6M 03	Var 04-03	Chg %

Operating	421,140	348,734	72,406	20.8%
Financing	(233,201)	277,081	(510,282)	184.2%
Investment	(127,561)	290,965	(418,526)	143.8%

Net cash flow of the period	60,379	916,780	(856,401)	(93.4%)

Operating Activities generated a net positive cash flow of $267,971 million, an increase of $46,071 million with respect to that obtained as of the same date of the previous year. As of June 30, 2004, the operating cash flow was mainly comprised of the profit of $13,774 million for the period, plus the net charges of $313,663 million to results that do not represent cash flow and which correspond principally to depreciation of $207,021 million for the period, write-offs and provisions for $42,084 million, amortization of positive goodwill of $26,928 million and other charges for $34,267 million that do not represent cash flow, amongst which is the effect of the conversion to Technical Bulletin 64 for $788 million, increased by the reduction of $4,101 million in assets that affect cash flow. The above was partially compensated by the reduction of $60,869 million in liabilities that affect the operating cash flow and by credits for $55,650 million that do not represent cash flow, of which $12,300 million correspond to the positive effect of the conversion of the foreign subsidiaries.

Financing Activities produced a negative cash flow of $148,386 million due mainly to the payment of loans for a value of $743,176 million, a payment of dividends for $58,728 million, the payment of Bonds for $17,645 million and other investment payments for $7,541 million. These are partially compensated by loans received for $500,851 million, Bonds issued for $163,344 million and other sources of finance for $19,868 million.

Investment Activities generated a net negative cash flow of $81,167 million, explained fundamentally by the incorporation of fixed assets worth $127,413 million, mainly related to the investment being made in the Ralco Plant that for this period amounts to $47,093 million and other disbursements of $1,671 million partially compensated by other income from investments for $38,091 million, recovery of loans to related companies for $6,201 million and by the sale of subsidiaries for $2,588 million.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 28

PRESS RELEASE First Half 2004 – Consolidated Cash Flow Analysis

Cash Flow Received From Foreign Subsidiaries by Enersis, Chilectra and Endesa Chile.

Table 10

Millions Ch$	Interest Received		Dividends Received		Management Fee		Prepayment Intercompany		Others

	6M 04	6M 03	6M 04	6M 03	6M 04	6M 03	6M 04	6M 03	6M 04	6M 03

Argentina	3,706	6,063	-	-	1,584	-	12,726	-	-	-
Peru	-	-	6,562	4,464	-	-	-	-	2,464	5,509
Brazil	2,060	2,072	4,837	-	-	-	-	-	-	-
Colombia	9,647	11,491	6,852	9,020	-	-	-	-	-	7,127

Total	15,413	19,627	18,250	13,483	1,584	-	12,726	-	2,464	12,636

Millions Ch$	Total Cash Received

	6M 04	6M 03

Argentina	18,016	6,063
Peru	9,027	9,973
Brazil	6,896	2,072
Colombia	16,499	27,637

Total	50,438	45,746

Table 10.1

Thousand US$	Interest Received		Dividends Received		Management Fee		Prepayment Intercompany		Others

	6M 04	6M 03	6M 04	6M 03	6M 04	6M 03	6M 04	6M 03	6M 04	6M 03

Argentina	5,825	9,529	-	-	2,489	-	20,000	-	-	-
Peru	-	-	10,313	7,015	-	-	-	-	3,873	8,658
Brazil	3,237	3,257	7,601	-	-	-	-	-	-	-
Colombia	15,161	18,059	10,768	14,175	-	-	-	-	-	11,200

Total	24,223	30,845	28,682	21,190	2,489	-	20,000	-	3,873	19,858

Thousand US$	Total Cash Received

	6M 04	6M 03

Argentina	28,314	9,529
Peru	14,186	15,673
Brazil	10,838	3,257
Colombia	25,929	43,434

Total	79,267	71,893

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 29

PRESS RELEASE First Half 2004 – Consolidated Cash Flow Analysis

Capex and Depreciation

Table 11

	Payments for Additions of Fixed assets		Depreciation

Million Ch$	6M 04	6M 03	6M 04	6M 03

Endesa S.A.	56,063	84,294	89,567	105,679
Chilectra S.A.	6,744	12,230	6,899	6,278
Edesur S.A.	14,738	11,907	27,587	31,687
Edelnor S.A.	5,073	4,995	8,986	9,056
Cerj	26,191	18,550	24,237	25,018
Coelce	13,855	10,159	20,246	21,925
Codensa S.A.	2,293	5,135	27,723	30,038
Cam Ltda.	867	351	563	620
Inmobiliaria Manso de Velasco Ltda.	16	-	142	119
Synapsis Soluciones y Servicios Ltda.	1,555	128	531	511
Holding Enersis	18	-	540	547

Total	127,413	147,747	207,021	231,479

Table 11.1

	Payments for Additions of Fixed assets		Depreciation

Thousand US$	6M 04	6M 03	6M 04	6M 03

Endesa S.A.	88,107	132,475	140,762	166,084
Chilectra S.A.	10,599	19,220	10,843	9,866
Edesur S.A.	23,162	18,712	43,355	49,799
Edelnor S.A.	7,973	7,851	14,122	14,232
Cerj	41,161	29,152	38,090	39,318
Coelce	21,774	15,965	31,819	34,458
Codensa S.A.	3,603	8,071	43,568	47,207
Cam Ltda.	1,363	551	885	975
Inmobiliaria Manso de Velasco Ltda.	25	-	224	188
Synapsis Soluciones y Servicios Ltda.	2,444	202	835	804
Holding Enersis	28	-	849	860

Total	200,238	232,199	325,353	363,788

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 30

PRESS RELEASE First Half 2004 – Generation Business

Generation Business

Table 12

	Million US$		Million Ch$

	6M 04	6M 03	6M 04	6M 03	Chg%

Operating Revenues	861	767	547,592	488,340	12.1%
Operating Costs	(525)	(457)	(334,000)	(290,512)	(15.0%)
Selling and Administrative Expenses	(36)	(25)	(22,889)	(15,911)	(43.9%)

Operating Income	300	286	190,703	181,917	4.8%

Interest Income	12	13	7,694	8,134	(5.4%)
Interest Expenses	(160)	(155)	(102,018)	(98,573)	(3.5%)
Net Financial Income (Expenses)	(148)	(142)	(94,324)	(90,439)	(4.3%)
Equity Gains from Related Company	17	32	10,531	20,327	(48.2%)
Equity Losses from Related Company	(0)	(0)	(43)	(278)	84.6%
Net Income from Related Companies	16	32	10,488	20,048	(47.7%)
Other Non Operating Income	13	27	8,346	17,364	(51.9%)
Other Non Operating Expenses	(31)	(70)	(19,828)	(44,373)	55.3%
Net other Non Operating Income (Expenses)	(18)	(42)	(11,482)	(27,009)	57.5%
Price Level Restatement	2	3	1,275	2,078	(38.6%)
Foreign Exchange Effect	6	8	3,515	5,062	(30.6%)
Net of Monetary Exposure	8	11	4,790	7,140	(32.9%)
Positive Goodwill Amortization	(1)	(1)	(821)	(898)	8.6%

Non Operating Income	(144)	(143)	(91,348)	(91,158)	(0.2%)

Net Income b. Taxes, Min Int and Neg Goodwill Amort.	156	143	99,355	90,759	9.5%
Extraordinary Items	-	-	-	-	-
Income Tax	(83)	(20)	(53,036)	(12,859)	-
Minority Interest	(35)	(61)	(22,250)	(38,505)	42.2%
Negative Goodwill Amortization	14	14	8,882	8,796	1.0%

NET INCOME	52	76	32,952	48,190	(31.6%)

Net Income

Endesa Chile recorded a Net Income of $32,952 million on the first half 2004, $15,238 million lower than the previous year. This is mainly explained by:

Operating Income

Endesa Chile’s operating income as of June 30, 2004 came to $190,703 million, an increase of 5% over the result as of the same date in 2003. This increase in the operating income in mainly due to the improved results of the operations in Colombia and Argentina, which were partially affected by the decrease in the operating income in Chile. During the first half of 2004, sales amounted to 26,223 GWh, representing an increase of 6.4% with respect to the same period of 2003.

In Chile, operating income in the first semester of 2004 amounted to $66,502 million, a decrease of 17% with respect to the same period of the year 2003. This is as a result of the increase is variable operating costs. Hydroelectric generation, as a percentage of total generation was less than in 2003 when we had the contribution of the Canutillar hydroelectricity plant up to the month of March and a greater availability of water in comparison with the first half of this year. Furthermore, the unit cost of thermal generation was greater than in the same period of 2003 as a consequence of the natural gas restriction from Argentina. We should point out that the readjustment in SIC node prices of 6.2% in Ch$ and 18.8% in US$, applicable as from May of this year, partially compensate the higher costs involved in thermal electricity generation.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 31

PRESS RELEASE First Half 2004 – Generation Business

In Argentina, operating income as of June, 2004 amounted to $19,087 million, a rise of 34% with respect to the figure as of June 2003, when the operating income was $14,291 million. The improved result in Argentina is due to the significant increase by 9.3% in energy demand which has led to improved results in our subsidiaries, El Chocón and Central Costanera. We should mention that, despite the important increase of 43% in sales in Argentina, equivalent to $25,573 million, the operating margin rose by only $4,796 million as a consequence of the increase in costs of thermal generation due to a greater use of fuel oil versus natural gas in view of the natural gas crisis in this market. The capacity of Central Costanera to operate not only with natural gas but also with fuel oil has meant that the first half of this year has been marked by a greater dispatch from our subsidiary Costanera’s thermal plant.

In Brazil, the operating income of Cachoeira Dourada as of June 2004 amounted to $7,781 million, an increase of 7% over the figure as of June 30, 2003. Operating income rose by a significant 32.5% to $29,651 million, as a result of a judicial sentence dictated on June 16, which established that the client, CELG, had to pay for 100% of the energy in accordance with the conditions established in the contractual agreement, and not just 50% as established in the sentence passed previously, in July 2003. Due to this, income for the first half of the year 2004 includes a figure close to $9,000 million from invoices corresponding to the second semester of the year 2003 in addition to a provision of $7,000 million whilst awaiting a definite agreement on the debt pending from this client. Cachoeira Dourada's physical generation increased significantly by 53% with respect to the same period of 2003, as a result of favorable hydrological conditions. The energy generated that was not delivered to the only client, CELG, was sold on the spot market, achieving an amount superior to that of 2003.

In Colombia, the operating result for the first half of 2004 rose by 39%, to $64,617 million, owing to the improved operating results obtained by the two generating subsidiaries, Emgesa and Betania. Income from sales of energy rose by 17% as a result of greater demand on the Colombian market and to greater hydrology, principally in the northeastern region that corresponds to Emgesa, permitting an increase of 20% in the physical generation of electricity, reducing the cost of thermal generation and the costs of purchasing energy in the first half of the year 2004.

In Peru, the operating income as of June 2004 fell by 2% to $32,716 million. The greater income from sales resulting from higher sales prices, compensated by lower physical sales due to lower hydrology, did not manage to compensate for the higher variable costs of generation as a consequence of a greater dispatch of thermal energy and of higher costs of purchasing energy.

Non Operating Income

The non-operating result for the first half of 2004 was a loss of $91,348 million, compared to a loss of $91,158 million the year before. This slight decrease is explained by $9,560 million less net income from related companies, $3,885 million higher net financial expenses, $803 million less price level restatement and $1,547 million less exchange differences, all this which was offset by $15,527 million increased in net other non-operating income and expenses.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 32

PRESS RELEASE First Half 2004 – Generation Business

Table 13

Country	Market	GWh Sold		Var 04-03	Chg %	Market Share

		6M 04	6M 03			6M 04	6M 03

Chile	SIC & SING	8,515	9,290	(775)	(8.3%)	37.8%	44.2%

	SIC	8,047	8,822	(775)	(8.8%)	47.0%	55.5%
	SING	468	468	-	0.0%	8.7%	9.2%

Argentina	SIN	5,891	4,244	1,647	38.8%	14.2%	9.3%

Chocón		1,732	2,434	(702)	(28.8%)
Costanera		4,159	1,810	2,349	129.8%

Perú	SICN	2,239	2,409	(170)	(7.1%)	24.4%	27.8%

Edegel		2,239	2,409	(170)	(7.1%)

Colombia	SIN	7,743	7,016	727	10.4%	24.2%	21.0%

Betania		1,151	1,197	(46)	(3.8%)
Emgesa		6,592	5,819	773	13.3%

Brazil	SICN	1,835	1,679	156	9.3%	1.0%	1.1%

Cachoeira		1,835	1,679	156	9.3%

Total		26,223	24,638	1,585	6.4%

Table 14

Company	GWh Produced		Var 04-03	Chg %

	6M 04	6M 03

Chilean Companies	7,787	8,534	(747)	(8.8%)
Chocón	1,663	2,113	(450)	(21.3%)
Costanera	4,276	1,433	2,843	198.4%
Edegel	2,239	2,444	(205)	(8.4%)
Betania	870	697	173	24.8%
Emgesa	5,218	4,380	838	19.1%
Cachoeira	1,575	1,028	547	53.2%

TOTAL	23,628	20,629	2,999	14.5%

Endesa Financial Debt Maturity (with third party)
US$ 2,692 million

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 33

PRESS RELEASE First Half 2004 – Distribution Business

Distribution Business

Highlights

Table 15

Distribution Business	6M 04	6M 03	Var 04-03	Chg %

Customers (Th)	10,634	10,219	415	4.1%
GWh Sold	25,827	24,479	1,348	5.5%
Clients/Employe	1,497	1,407	90	6.4%
Energy Losses GWh (TTM)	6,935	6,719	216	3.2%
Energy Losses % (TTM)	12.0%	12.1%	(0.1%)

Chile

Due to the increase in node prices, with retroactive effect from May 1st, distribution tariffs will increase around 10% to residential clients and 15%-20% to industrial clients. The retroactive effect will be charged between July and August. Chilectra will pass-through this increase.

Brazil

On April 2004, tariffs of Coelce increased 11,1%. Additionally, from July onwards, tariff will increase 0.92% due to a government recalculation, and to be applied retroactively from April 22nd.

As of June 2004, Cerj has reduced debt by US$ 217 million, due to the capitalization of intercompany loans granted by Enersis. This will allow Cerj to have a higher free cash flow.

Colombia

Physical sales in our concession area increased by 5.4% during 2004, respect same period 2003.

The average spot price in June decreased by 27% in comparison with May, due to the increase in the availability of water

Argentina

Energy demand has continued growing, showing an increase of 7.9% when compared to the previous year.

The new government resolution 659, applicable since June 18th, allows to reduce exports, of gas to Chile, only when is necessary to meet local demand.

Peru

On June, Edelnor issued bonds in local currency , by 80 million Soles.

On the following pages an analysis of Enersis’ distribution subsidiaries is shown. Figures of foreign subsidiaries are accounted for under Chilean Technical Bulletin 64, therefore they could differ from those registered in their respective local GAAP.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 34

PRESS RELEASE First Half 2004 – Distribution Business

Chilectra

Table 16

	Million US$		Million Ch$

	6M 04	6M 03	6M 04	6M 03	Chg%

Revenues from Sales	316	316	201,000	200,955	0.0%
Other Operating Revenues	13	10	8,163	6,599	23.7%
Operating Revenues	329	326	209,163	207,554	0.8%
Energy Purchases	(199)	(198)	(126,598)	(125,846)	(0.6%)
Other Operating Cost	(33)	(31)	(20,838)	(19,723)	(5.6%)
Operating Costs	(232)	(229)	(147,435)	(145,569)	(1.3%)
Selling and Administrative Expenses	(27)	(23)	(17,258)	(14,598)	(18.2%)

Operating Income	70	74	44,469	47,386	(6.2%)

Interest Income	2	1	1,089	695	56.7%
Interest Expenses	(28)	(32)	(17,917)	(20,387)	12.1%
Net Financial Income (Expenses)	(26)	(31)	(16,828)	(19,692)	14.5%
Equity Gains from Related Company	5	4	3,191	2,309	38.2%
Equity Losses from Related Company	(5)	(73)	(2,972)	(46,540)	93.6%
Net Income from Related Companies	0	(70)	219	(44,231)	100.5%
Other Non Operating Income	22	25	14,184	16,146	(12.2%)
Other Non Operating Expenses	(9)	(9)	(5,444)	(5,933)	8.2%
Conversion Effect (BT 64)	-	-	-	-
Net other Non Operating Income (Expenses)	14	16	8,740	10,213	(14.4%)
Price Level Restatement	(5)	2	(3,282)	1,364	-
Foreign Exchange Effect	-	-	-	-
Net of Monetary Exposure	(5)	2	(3,282)	1,364	-
Positive Goodwill Amortization	(0)	(0)	(176)	(184)	4.6%

Non Operating Income	(18)	(83)	(11,327)	(52,530)	78.4%

Net Income b. Taxes, Min Int and Neg Goodwill Amort.	52	(8)	33,142	(5,144)	-
Extraordinary Items	-	-	-	-
Income Tax	(18)	(8)	(11,166)	(4,925)	(126.7%)
Minority Interest	2	15	1,535	9,469	(83.8%)
Negative Goodwill Amortization	-	20	-	13,001	(100.0%)

NET INCOME	37	19	23,512	12,401	89.6%

Net Income

Chilectra registered a Net Income of $23,512 million for the first half of 2004, $11,111 million higher than the previous year. This result is mainly due to:

Non Operating Income

Lower Non-Operating Loss of $41,203 million, mainly due to lower net loss from related companies of $44,450 million, lower net financial expenses of $2,864 million, compensated by lower net other non operating income of $1,473 million. Partially offset by,

Operating Income

Lower Operating Income of $2.917 million compared to the same period, due to $2,660 of higher selling and administrative expenses of $2.660 million, as result of the increase in remunerations, publicity and operating and maintenance expenses.

Other

Regarding negative goodwill amortization, during this period it decreased in $13,001 million compared to the previous year. The minority interest reached $1,535 million compared with the $9,469 million on this period of 2003.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 35

PRESS RELEASE First Half 2004 – Distribution Business

Additional Information

Table 17

Chilectra	6M 04	6M 03	Chg %

Customers (Th)	1,354	1,325	2.2%
GWh Sold	5,539	5,103	8.5%
Clients/Employe	1,974	1,818	8.6%
Energy Losses GWh (TTM)	584	610	4.3%
Energy Losses % (TTM)	5.1%	5.6%	0.5%

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 36

PRESS RELEASE First Half 2004 – Distribution Business

Cerj

Table 18

	Million US$		Million Ch$

	6M 04	6M 03	6M 04	6M 03	Chg%

Revenues from Sales	307	268	195,333	170,456	14.6%
Other Operating Revenues	16	20	9,887	12,829	(22.9%)
Operating Revenues	323	288	205,220	183,285	12.0%
Energy Purchases	(170)	(150)	(107,976)	(95,496)	(13.1%)
Other Operating Cost	(96)	(87)	(61,309)	(55,112)	(11.2%)
Operating Costs	(266)	(237)	(169,286)	(150,608)	(12.4%)
Selling and Administrative Expenses	(14)	(9)	(8,767)	(5,426)	(61.6%)

Operating Income	43	43	27,168	27,251	(0.3%)

Interest Income	10	12	6,162	7,708	(20.1%)
Interest Expenses	(30)	(37)	(18,792)	(23,760)	20.9%
Net Financial Income (Expenses)	(20)	(25)	(12,630)	(16,052)	21.3%
Equity Gains from Related Company	-	-	-	-
Equity Losses from Related Company	(1)	(4)	(649)	(2,453)	73.5%
Net Income from Related Companies	(1)	(4)	(649)	(2,453)	73.5%
Other Non Operating Income	1	4	934	2,769	(66.3%)
Other Non Operating Expenses	(31)	(60)	(19,469)	(38,449)	49.4%
Conversion Effect (BT 64)	13	(82)	8,460	(52,084)	116.2%
Net other Non Operating Income (Expenses)	(16)	(138)	(10,075)	(87,764)	88.5%
Price Level Restatement	-	-	-	-
Foreign Exchange Effect	-	-	-	-
Net of Monetary Exposure	-	-	-	-
Positive Goodwill Amortization	-	-	-	-

Non Operating Income	(37)	(167)	(23,354)	(106,269)	78.0%

Net Income b. Taxes, Min Int and Neg Goodwill Amort.	6	(124)	3,813	(79,018)	104.8%
Extraordinary Items	-	-	-	-
Income Tax	(5)	(2)	(3,361)	(1,018)	-
Minority Interest	-	-	-	-
Negative Goodwill Amortization	-	-	-	-

NET INCOME	1	(126)	452	(80,036)	100.6%

Net Income

Cerj registered a Net Income of $452 million for the first half of 2004, $80,488 million higher than the previous year. This result is mainly due to:

Non Operating Income

Lower Non Operating Loss of $82,915 million, mainly explained by lower net other non operating expenses of $77,689 million, mainly explained by a positive conversion effect of $60,544 million as a result of the Brazilian Reais appreciation and the application of the Technical Bulletin N°64 of Chilean Accounting Principles. Also net financial expenses were reduced in $3,422 million and losses from related companies lowered by $1,804 million. Partially compensated by;

Operating Income

Lower Operating Income of $83 million, basically the same amount reached the previous year. This is explained by higher energy sales as result of the increase in tariffs, compensated by 63 GWh lower sales of energy.

Other

Tax loss increase $2,343 million compared to the previous year.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 37

PRESS RELEASE First Half 2004 – Distribution Business

Additional Information

Table 19

Cerj	6M 04	6M 03	Chg %

Customers (Th)	2,061	1,757	17.3%
GWh Sold	3,791	3,854	(1.6%)
Clients/Employe	1,482	1,167	27.0%
Energy Losses GWh (TTM)	2,218	2,189	(1.3%)
Energy Losses % (TTM)	23.1%	23.1%	(0.0%)

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PRESS RELEASE First Half 2004 – Distribution Business

Coelce

Table 20

	Million US$		Million Ch$

	6M 04	6M 03	6M 04	6M 03	Chg%

Revenues from Sales	222	174	141,096	110,461	27.7%
Other Operating Revenues	3	3	2,043	1,884	8.4%
Operating Revenues	225	177	143,139	112,345	27.4%
Energy Purchases	(133)	(69)	(84,921)	(43,660)	(94.5%)
Other Operating Cost	(59)	(59)	(37,272)	(37,364)	0.2%
Operating Costs	(192)	(127)	(122,193)	(81,023)	(50.8%)
Selling and Administrative Expenses	(27)	(26)	(16,879)	(16,526)	(2.1%)

Operating Income	6	23	4,067	14,795	(72.5%)

Interest Income	16	21	10,323	13,074	(21.0%)
Interest Expenses	(23)	(29)	(14,445)	(18,755)	23.0%
Net Financial Income (Expenses)	(6)	(9)	(4,122)	(5,681)	27.4%
Equity Gains from Related Company	-	-	-	-
Equity Losses from Related Company	-	-	-	-
Net Income from Related Companies	-	-	-	-
Other Non Operating Income	0	1	165	874	(81.2%)
Other Non Operating Expenses	(2)	(4)	(1,077)	(2,240)	51.9%
Conversion Effect (BT 64)	(2)	(29)	(1,218)	(18,451)	93.4%
Net other Non Operating Income (Expenses)	(3)	(31)	(2,130)	(19,817)	89.3%
Price Level Restatement	-	-	-	-
Foreign Exchange Effect	-	-	-	-
Net of Monetary Exposure	-	-	-	-
Positive Goodwill Amortization	-	-	-	-

Non Operating Income	(10)	(40)	(6,252)	(25,498)	75.5%

Net Income b. Taxes, Min Int and Neg Goodwill Amort.	(3)	(17)	(2,185)	(10,703)	79.6%
Extraordinary Items	-	-	-	-
Income Tax	(1)	(4)	(601)	(2,780)	78.4%
Minority Interest	-	-	-	-
Negative Goodwill Amortization	-	-	-	-

NET INCOME	(4)	(21)	(2,786)	(13,483)	79.3%

Net Income

Coelce registered a Net Loss of $2,786 million for the first half of 2004, $10,697 million lower loss than the previous year. This result is mainly due to:

Non Operating Income

Lower Non-Operating Loss of $19,246 million, mainly explained by a lower negative conversion effect of $17,233 million as a result of the Brazilian Reais appreciation and the application of the Technical Bulletin N°64 of Chilean Accounting Principles. Compensated by;

Operating Income

Lower Operating Income of $10,728 million, mainly due to higher operating costs of $41,170 million basically related to higher energy purchases, compensated by operating revenues of $30,794 million related by higher revenues from sales.

Other

Tax loss decrease by $2,179 million compared to the previous year.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 39

PRESS RELEASE First Half 2004 – Distribution Business

Additional Information

Table 21

Coelce	6M 04	6M 03	Chg %

Customers (Th)	2,195	2,210	(0.7%)
GWh Sold	2,920	2,802	4.2%
Clients/Employe	1,609	1,600	0.6%
Energy Losses GWh (TTM)	961	860	(11.7%)
Energy Losses % (TTM)	13.8%	12.9%	(0.9%)

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 40

PRESS RELEASE First Half 2004 – Distribution Business

Codensa

Table 22

	Million US$		Million Ch$

	6M 04	6M 03	6M 04	6M 03	Chg%

Revenues from Sales	241	205	153,114	130,522	17.3%
Other Operating Revenues	73	37	46,133	23,631	95.2%
Operating Revenues	313	242	199,248	154,153	29.3%
Energy Purchases	(147)	(126)	(93,585)	(79,998)	(17.0%)
Other Operating Cost	(88)	(91)	(55,931)	(57,774)	3.2%
Operating Costs	(235)	(217)	(149,516)	(137,772)	(8.5%)
Selling and Administrative Expenses	(6)	(16)	(3,863)	(10,371)	62.7%

Operating Income	72	9	45,868	6,010	-

Interest Income	14	6	9,189	3,550	158.9%
Interest Expenses	(10)	(3)	(6,246)	(1,981)	-
Net Financial Income (Expenses)	5	2	2,943	1,568	87.7%
Equity Gains from Related Company	-	-	-	-
Equity Losses from Related Company	-	-	-	-
Net Income from Related Companies	-	-	-	-
Other Non Operating Income	4	1	2,291	417	-
Other Non Operating Expenses	(7)	(0)	(4,575)	(294)	-
Conversion Effect (BT 64)	1	(3)	793	(2,224)	135.7%
Net other Non Operating Income (Expenses)	(2)	(3)	(1,491)	(2,101)	29.0%
Price Level Restatement	-	-	-	-
Foreign Exchange Effect	-	-	-	-
Net of Monetary Exposure	-	-	-	-
Positive Goodwill Amortization	-	-	-	-

Non Operating Income	2	(1)	1,452	(533)	-

Net Income b. Taxes, Min Int and Neg Goodwill Amort.	74	9	47,321	5,478	-
Extraordinary Items	-	-	-	-
Income Tax	(32)	(11)	(20,271)	(6,952)	(191.6%)
Minority Interest	-	-	-	-
Negative Goodwill Amortization	-	-	-	-

NET INCOME	43	(2)	27,049	(1,475)	-

Net Income

Codensa registered a Net Income of $27,049 million for the first half of 2004, $28,524 million higher than the previous year. This result is mainly due to:

Operating Income

Higher Operating Income of $39,858 million, primarily explained by higher energy sales of $22,592 due to increase in tariff and also higher other operating revenues of $22,502 million related with revenues proceeding from STR (Transmission System) previously accounted in revenues net from cost.

Non Operating Income

Higher Non-Operating Income of $1,985 million, primarily explained by higher net financial income of $1,375 million and lower net other non operating expenses of $610 million, basically related to the positive conversion effect registered as a result of the application of Technical Bulletin N°64 of Chilean Accounting Principles of $3,017 million, compensated by higher other non operating expenses of $4,281 million.

Other

Tax loss increase by $13,319 million compared to the previous year.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 41

PRESS RELEASE First Half 2004 – Distribution Business

Additional Information

Table 23

Codensa	6M 04	6M 03	Chg %

Customers (Th)	1,993	1,940	2.7%
GWh Sold	4,754	4,512	5.4%
Clients/Employe	2,350	2,307	1.9%
Energy Losses GWh (TTM)	1,045	1,047	0.2%
Energy Losses % (TTM)	9.9%	10.3%	0.4%

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PRESS RELEASE First Half 2004 – Distribution Business

Edelnor

Table 24

	Million US$		Million Ch$

	6M 04	6M 03	6M 04	6M 03	Chg%

Revenues from Sales	148	160	94,136	101,747	(7.5%)
Other Operating Revenues	5	5	3,056	3,215	(4.9%)
Operating Revenues	153	165	97,191	104,962	(7.4%)
Energy Purchases	(96)	(102)	(61,272)	(65,164)	6.0%
Other Operating Cost	(19)	(21)	(11,946)	(13,087)	8.7%
Operating Costs	(115)	(123)	(73,218)	(78,250)	6.4%
Selling and Administrative Expenses	(14)	(15)	(8,805)	(9,553)	7.8%

Operating Income	24	27	15,168	17,159	(11.6%)

Interest Income	2	2	969	1,096	(11.6%)
Interest Expenses	(6)	(5)	(3,896)	(3,352)	(16.2%)
Net Financial Income (Expenses)	(5)	(4)	(2,926)	(2,256)	(29.7%)
Equity Gains from Related Company	-	-	-	-
Equity Losses from Related Company	-	-	-	-
Net Income from Related Companies	-	-	-	-
Other Non Operating Income	2	3	1,451	1,965	(26.2%)
Other Non Operating Expenses	(0)	(2)	(251)	(1,150)	78.2%
Conversion Effect (BT 64)	1	(3)	491	(1,611)	130.5%
Net other Non Operating Income (Expenses)	3	(1)	1,691	(796)	-
Price Level Restatement	-	-	-	-
Foreign Exchange Effect	-	-	-	-
Net of Monetary Exposure	-	-	-	-
Positive Goodwill Amortization	-	-	-	-

Non Operating Income	(2)	(5)	(1,235)	(3,051)	59.5%

Net Income b. Taxes, Min Int and Neg Goodwill Amort.	22	22	13,933	14,107	(1.2%)
Extraordinary Items	-	-	-	-
Income Tax	(17)	(8)	(11,082)	(5,064)	(118.8%)
Minority Interest	-	-	-	-
Negative Goodwill Amortization	-	-	-	-

NET INCOME	4	14	2,851	9,043	(68.5%)

Net Income

Edelnor registered a Net Income of $2,851 million for the first half of 2004, $6,192 million lower than the previous year. This result is mainly due to:

Operating Income

Lower Operating Income of $1,991 million, related to lower operating revenues of $7,611 million, compensated by lower energy purchases of $3,892 million, lower other operating cost of $1,141 million and lower selling and administrative expenses of $748 million. Offset by;

Non Operating Income

Lower Non-Operating Loss of $1,816 million, due to lower other non operating expenses of $899 million and the positive BT 64 conversion effect of $491 million compared to the $1,611 million negative BT 64 conversion effect in the same period of 2003.

Other

Higher Tax Loss of $6,018, from $11,082 million to $5,064 registered on the first half of 2003.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 43

PRESS RELEASE First Half 2004 – Distribution Business

Additional Information

Table 25

Edelnor	6M 04	6M 03	Chg %

Customers (Th)	903	886	1.9%
GWh Sold	2,097	1,977	6.1%
Clients/Employe	1,654	1,574	5.1%
Energy Losses GWh (TTM)	373	360	(3.6%)
Energy Losses % (TTM)	8.4%	8.4%	0.0%

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PRESS RELEASE First Half 2004 – Distribution Business

Edesur

Table 26

	Million US$		Million Ch$

	6M 04	6M 03	6M 04	6M 03	Chg%

Revenues from Sales	172	152	109,417	96,958	12.8%
Other Operating Revenues	12	12	7,639	7,881	(3.1%)
Operating Revenues	184	165	117,056	104,839	11.7%
Energy Purchases	(88)	(71)	(56,282)	(44,890)	(25.4%)
Other Operating Cost	(68)	(75)	(43,539)	(47,906)	9.1%
Operating Costs	(157)	(146)	(99,821)	(92,796)	(7.6%)
Selling and Administrative Expenses	(24)	(25)	(15,140)	(15,909)	4.8%

Operating Income	3	(6)	2,095	(3,866)	154.2%

Interest Income	2	7	1,450	4,656	(68.9%)
Interest Expenses	(14)	(12)	(9,005)	(7,429)	(21.2%)
Net Financial Income (Expenses)	(12)	(4)	(7,555)	(2,772)	(172.5%)
Equity Gains from Related Company	0	0	3	28	(88.1%)
Equity Losses from Related Company	-	-	-	-
Net Income from Related Companies	0	0	3	28	(88.1%)
Other Non Operating Income	13	0	8,447	223	-
Other Non Operating Expenses	(8)	(6)	(5,011)	(3,803)	(31.8%)
Conversion Effect (BT 64)	2	(1)	1,448	(461)	-
Net other Non Operating Income (Expenses)	8	(6)	4,884	(4,041)	-
Price Level Restatement	-	-	-	-
Foreign Exchange Effect	-	-	-	-
Net of Monetary Exposure	-	-	-	-
Positive Goodwill Amortization	-	-	-	-

Non Operating Income	(4)	(11)	(2,667)	(6,786)	60.7%

Net Income b. Taxes, Min Int and Neg Goodwill Amort.	(1)	(17)	(572)	(10,652)	94.6%
Extraordinary Items	-	-	-	-
Income Tax	(12)	(21)	(7,611)	(13,323)	42.9%
Minority Interest	-	-	-	-
Negative Goodwill Amortization	-	-	-	-

NET INCOME	(13)	(38)	(8,183)	(23,975)	65.9%

Net Income

Edesur registered a Net Loss of $8,183 million for the first half of 2004, $15,792 million lower loss than the previous year. This result is mainly due to:

Operating Income

Higher Operating Income of $5,961 million, mainly due to higher operating revenues by $12,217 million related with the improvement in energy demand observed in Argentina. Physical sales rose from 6,231 GWh to 6,726 GWh in the same period of 2004. Compensated by $7,025 million higher operating costs related to higher energy purchases.

Non Operating Income

Lower Non-Operating Losses of $4,119 million, mainly explained by higher other non operating income of $8,925 million and $987 million positive conversion effect registered as a result of the application of Technical Bulletin N°64 of Chilean Accounting Principles, partially compensated by higher net financial expenses of $4,783 million.

Other

Tax loss decrease by $5,712 million compared to the previous year.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 45

PRESS RELEASE First Half 2004 – Distribution Business

Additional Information

Table 27

Edesur	6M 04	6M 03	Chg %

Customers (Th)	2,128	2,101	1.3%
GWh Sold	6,726	6,231	7.9%
Clients/Employe	939	935	0.4%
Energy Losses GWh (TTM)	1,754	1,653	(6.1%)
Energy Losses % (TTM)	11.8%	11.8%	0.0%

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PRESS RELEASE First Half 2004 – Parent Company Income Statement

Parent Company Income Statement

Under Chilean GAAP, Million Ch$

Table 28

Million Ch$	6M 04	6M 03	Var 04-03	Chg %

Operating Revenues	2,183	2,203	(20)	(0.9%)
Operating Costs	(561)	(570)	9	1.6%

Operating Margin	1,622	1,633	(11)	(0.7%)

Selling and Administrative Expenses	(7,322)	(7,442)	120	1.6%

Operating Income	(5,700)	(5,809)	109	1.9%

Interest Income	18,821	20,385	(1,564)	(7.7%)
Interest Expense	(40,704)	(62,238)	21,534	34.6%
Net Financial Income (Expenses)	(21,883)	(41,853)	19,970	47.7%
Equity Gains from Related Companies	75,070	47,240	27,830	58.9%
Equity Losses from Related Companies	(2,741)	(32,251)	29,510	91.5%
Net Income from Related Companies	72,329	14,988	57,341	-
Other Non Operating Income	4,404	96,198	(91,794)	(95.4%)
Other Non Operating Expenses	(8,155)	(14,517)	6,362	43.8%
Net other Non Operating Income (Expense)	(3,751)	81,681	(85,432)	(104.6%)
Price Level Restatement	(40)	(9,358)	9,318	99.6%
Foreign Exchange Effect	161	12,227	(12,066)	(98.7%)
Net of Monetary Exposure	120	2,869	(2,749)	(95.8%)
Positive Goodwill Amortization	(25,138)	(25,124)	(14)	(0.1%)

Non Operating Income	21,677	32,561	(10,884)	(33.4%)

Net Inc b. Taxes, Min Int and Neg Goodwill Amort	15,978	26,752	(10,774)	(40.3%)

Income Tax	(2,225)	(8,375)	6,150	73.4%
Negative Goodwill Amortization	22	21,747	(21,725)	(99.9%)

NET INCOME	13,774	40,124	(26,350)	(65.7%)

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 47

PRESS RELEASE First Half 2004 – Parent Company Income Statement

Under Chilean GAAP, Thousand US$

Table 28.1

Th. US$	6M 04	6M 03	Var 04-03	Chg %

Operating Revenues	3,430	3,462	(32)	(0.9%)
Operating Costs	(881)	(896)	15	1.6%

Operating Margin	2,549	2,566	(17)	(0.7%)

Selling and Administrative Expenses	(11,507)	(11,696)	189	1.6%

Operating Income	(8,958)	(9,130)	172	1.9%

Interest Income	29,578	32,038	(2,460)	(7.7%)
Interest Expense	(63,969)	(97,813)	33,844	34.6%
Net Financial Income (Expenses)	(34,391)	(65,775)	31,384	47.7%
Equity Gains from Related Companies	117,979	74,241	43,738	58.9%
Equity Losses from Related Companies	(4,308)	(50,686)	46,378	91.5%
Net Income from Related Companies	113,671	23,555	90,116	-
Other Non Operating Income	6,922	151,184	(144,262)	(95.4%)
Other Non Operating Expenses	(12,817)	(22,815)	9,998	43.8%
Net other Non Operating Income (Expense)	(5,895)	128,369	(134,264)	(104.6%)
Price Level Restatement	(63)	(14,706)	14,643	99.6%
Foreign Exchange Effect	252	19,215	(18,963)	(98.7%)
Net of Monetary Exposure	189	4,509	(4,320)	(95.8%)
Positive Goodwill Amortization	(39,506)	(39,485)	(21)	(0.1%)

Non Operating Income	34,068	51,173	(17,105)	(33.4%)

Net Inc b. Taxes, Min Int and Neg Goodwill Amort	25,110	42,043	(16,933)	(40.3%)

Income Tax	(3,497)	(13,162)	9,665	73.4%
Negative Goodwill Amortization	34	34,177	(34,143)	(99.9%)

NET INCOME	21,647	63,058	(41,411)	(65.7%)

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 48

PRESS RELEASE First Half 2004 – Partially Consolidated Income Statement

Partially Consolidated Income Statement

Parent Company Consolidated with Enersis Internacional First Half 2004 Earnings Report

Under Chilean GAAP, Million Ch$

Table 29

2Q 04	2Q 03	Var %	(in million Ch$ of 1H04)	1H 04	1H 03	Var %

808	819	(1.3%)	Gross Operating Margin	1,622	1,633	(0.7%)
(3,790)	(3,919)	3.3%	S&A Expenses	(7,322)	(7,442)	1.6%

(2,981)	(3,100)	3.8%	Operating Income	(5,700)	(5,809)	1.9%

14,884	14,333	3.8%	Endesa	19,765	28,905	(31.6%)
10,495	43,605	(75.9%)	Chilectra	22,882	55,635	(58.9%)
-	(2,824)	(100.0%)	Río Maipo	-	-	NA
(3,608)	(5,522)	34.7%	Edesur	(5,303)	(15,525)	65.8%
831	2,479	(66.5%)	Edelnor	1,443	4,088	(64.7%)
4,164	(40,289)	110.3%	Cerj	363	(57,409)	100.6%
(210)	121	(272.6%)	Coelce	(460)	(1,739)	73.5%
2,053	(835)	345.8%	Codensa	4,985	(1,868)	366.9%
1,080	1,274	(15.3%)	CAM LTDA	1,619	2,410	(32.8%)
(31)	278	(111.0%)	Inm Manso de Velasco	1,534	416	269.2%
871	1,307	(33.4%)	Synapsis	1,925	2,365	(18.6%)
3,086	-	NA	CGTF	5,563	-	NA
(209)	(105)	(100.4%)	Other	(209)	(121)	(73.5%)

33,406	13,822	141.7%	Net Income from Related Companies	54,106	17,157	215.4%

11,935	14,286	(16.5%)	Interest Income	25,384	29,587	(14.2%)
(19,062)	(30,257)	37.0%	Interest Expense	(40,704)	(62,267)	34.6%
(7,127)	(15,970)	55.4%	Net Financial Income (Expenses)	(15,319)	(32,681)	53.1%
2,230	93,955	(97.6%)	Other Non Operating Income	4,412	96,207	(95.4%)
(7,120)	(11,015)	35.4%	Other Non Operating Expenses	(8,971)	(14,519)	38.2%
(4,890)	82,940	(105.9%)	Net other Non Operating Income (Expenses)	(4,559)	81,688	(105.6%)
(605)	(12,430)	95.1%	Price Level Restatement	4	(10,218)	100.0%
2,768	3,306	(16.3%)	Foreign Exchange Effect	12,257	1,739	604.7%
2,163	(9,124)	123.7%	Net Monetary Exposure	12,261	(8,479)	244.6%
(12,571)	(12,400)	(1.4%)	Positive Goodwill Amortization	(25,138)	(25,124)	(0.1%)

10,980	59,267	(81.5%)	Non Operating Income	21,351	32,561	(34.4%)

7,999	56,167	(85.8%)	Net Income before (1), (2) & (3)	15,651	26,752	(41.5%)
(4,226)	(11,194)	62.3%	Income Tax (1)	(2,225)	(8,375)	73.4%
257	21,735	(98.8%)	Negative Goodwill Amortization (2)	348	21,747	(98.4%)
-	-	NA	Minority Interest (3)	-	-	NA

4,031	66,707	(94.0%)	NET INCOME	13,774	40,124	(65.7%)

0.12	2.19		EPS (Ch$)	0.42	1.32
0.01	0.17		EPADS (US$)	0.03	0.10
32,651,166	30,404,284		Common Shares Outstanding (Th)	32,651,166	30,404,284

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 49

PRESS RELEASE First Half 2004 – Partially Consolidated Income Statement

Under Chilean GAAP, Thousand US$

Table 29.1

2Q 04	2Q 03	Var %	(in thousand US$ of 1H04)	1H 04	1H 03	Var %

1,270	1,287	(1.3%)	Gross Operating Margin	2,549	2,566	(0.7%)
(5,956)	(6,160)	3.3%	S&A Expenses	(11,507)	(11,696)	1.6%

(4,686)	(4,872)	3.8%	Operating Income	(8,958)	(9,130)	1.9%

23,391	22,526	3.8%	Endesa	31,062	45,427	(31.6%)
16,494	68,529	(75.9%)	Chilectra	35,961	87,435	(58.9%)
-	(4,439)	(100.0%)	Río Maipo	-	-	NA
(5,670)	(8,679)	34.7%	Edesur	(8,334)	(24,398)	65.8%
1,307	3,895	(66.5%)	Edelnor	2,268	6,425	(64.7%)
6,544	(63,318)	110.3%	Cerj	571	(90,223)	100.6%
(329)	191	(272.6%)	Coelce	(723)	(2,734)	73.5%
3,226	(1,312)	345.8%	Codensa	7,834	(2,936)	366.9%
1,697	2,002	(15.3%)	CAM LTDA	2,544	3,787	(32.8%)
(48)	436	(111.0%)	Inm Manso de Velasco	2,411	653	269.2%
1,369	2,055	(33.4%)	Synapsis	3,025	3,716	(18.6%)
4,849	-	NA	CGTF	8,742	-	NA
(329)	(164)	(100.4%)	Others	(329)	(190)	(73.5%)

52,500	21,722	141.7%	Net Income from Related Companies	85,032	26,964	215.4%

18,756	22,452	(16.5%)	Interest Income	39,893	46,498	(14.2%)
(29,958)	(47,551)	37.0%	Interest Expense	(63,969)	(97,859)	34.6%
(11,201)	(25,099)	55.4%	Net Financial Income (Expenses)	(24,076)	(51,361)	53.1%
3,504	147,659	(97.6%)	Other Non Operating Income	6,933	151,197	(95.4%)
(11,190)	(17,311)	35.4%	Other Non Operating Expenses	(14,098)	(22,818)	38.2%
(7,686)	130,347	(105.9%)	Net other Non Operating Income (Expenses)	(7,165)	128,380	(105.6%)
(951)	(19,535)	95.1%	Price Level Restatement	6	(16,059)	100.0%
4,351	5,195	(16.3%)	Foreign Exchange Effect	19,263	2,733	604.7%
3,400	(14,339)	123.7%	Net Monetary Exposure	19,269	(13,325)	244.6%
(19,756)	(19,488)	(1.4%)	Positive Goodwill Amortization	(39,506)	(39,485)	(0.1%)

17,256	93,143	(81.5%)	Non Operating Income	33,554	51,173	(34.4%)

12,571	88,271	(85.8%)	Net Income before (1), (2) & (3)	24,597	42,042	(41.5%)
(6,641)	(17,592)	62.3%	Income Tax (1)	(3,497)	(13,162)	73.4%
405	34,158	(98.8%)	Negative Goodwill Amortization (2)	547	34,177	(98.4%)
-	-	NA	Minority Interest (3)	-	-	NA

6,335	104,836	(94.0%)	NET INCOME	21,647	63,058	(65.7%)

0.12	2.19		EPS (Ch$)	0.42	1.32
0.01	0.17		EPADS (US$)	0.03	0.10
32,651,166	30,404,284		Common Shares Outstanding (Th)	32,651,166	30,404,284

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 50

PRESS RELEASE First Half 2004 – Ownership of the Company

Ownership of the Company as of June 30, 2004

TOTAL SHAREHOLDERS: 10,079

Conference Call Invitation

Enersis is pleased to inform you that it will hold a conference call to review its results for the period, on Thursday, July 29, 2004, at 1:00 PM (New York time). To participate, please dial +1 (617) 614-2711 or +1 (800) 659-1966 (toll free USA), approximately 10 minutes prior to the scheduled start time, Passcode ID: 43767066.

The phone replay will be available since July 29, until August 5, dialing +1 (617) 801-6888 or 1+ (888) 286-8010 (toll free USA) Passcode ID: 31907647.

To access the call online, or to access the replay, go to: http://www.enersis.com Investor Relations (please note that this is a listen only mode).

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 51

PRESS RELEASE First Half 2004 – Contact Information

Contact Information

For further information, please contact Enersis:

Susana Rey
Head of Investor Relations
srm@e.enersis.cl
56 (2) 353 4554

Pablo Lanyi-Grunfeldt Investor Relations Engineer pll@e.enersis.cl 56 (2) 353 4552	Francisco Luco Investor Relations Engineer fjlv@e.enersis.cl 56 (2) 353 4555	Cristián Palacios Investor Relations Engineer cpg1@e.enersis.cl 56 (2) 353 4492	Carmen Poblete Investor Relations Engineer cpt@e.enersis.cl 56 (2) 353 4447

Mariluz Muñoz
Investor Relations
Assistant
mlmr@e.enersis.cl
56 (2) 353 4682

Disclaimer

This Press Release contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Enersis and its management with respect to, among other things: (1) Enersis’ business plans; (2) Enersis’ cost-reduction plans; (3) trends affecting Enersis’ financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Enersis’ or its affiliates. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in the equity capital markets of the United States or Chile, an increase in the market rates of interest in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere and other factors described in Enersis’ Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which state only as of their dates. Enersis undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 52

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

Date: August 3, 2004	By:	/s/ Mario Valcarce

Name: Mario Valcarce
Title: Chief Executive Officer

Disclaimer

This Press Release contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Enersis and its management with respect to, among other things: (1) Enersis’ business plans; (2) Enersis’ cost-reduction plans; (3) trends affecting Enersis’ financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Enersis’ or its affiliates. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in the equity capital markets of the United States or Chile, an increase in the market rates of interest in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere and other factors described in Enersis’ Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which state only as of their dates. Enersis undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.